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August 19, 2002

Re: **Submission Pursuant to Rule 12g3-2(b) by Roche Holding Ltd**

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed please find copies of the Half-Year Report 2002 along with various presentation materials recently used by Roche Holding Ltd (File No. 82-3315) at analyst and investor conferences and now posted on Roche's website, "roche.com." A list of the presentations is attached for your reference. These presentations are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

Please do not hesitate to call me if you have any questions.

Very truly yours,

U. Ekman

Ulrika Ekman

Enclosures

August 2002	Second quarter / first half 2002 results. Presentation to analysts in New York, London, Zurich
14 August 2002	Second quarter / first half 2002 results, Presentation to analysts, Conference Call in Basel

Roche Half Year Results and Report
Release, presentations and materials

14 August 2002

07:00 CET — Release will be e-mailed and posted on the Roche IR website http://ir.roche.com
→ Presentation slides will be posted on the Roche IR website http://ir.roche.com
→ Half Year Report will be posted on the Roche IR website http://ir.roche.com

13:00 CET — Conference call with Q&A with Dr. Erich Hunziker, Chief Financial Officer, Bill Burns, Head of the Pharmaceuticals Division, and Heino von Prondzynski, Head of the Diagnostics Division
Dial in numbers: +41 91 610 41 11 (Europe) or +44 (0) 207 866 41 11 (UK) or +1 412 858 46 00 (USA)
Please dial into the conference call 10-15 minutes before the call is scheduled to start.
Live Audio Webcast of the conference call at http://ir.roche.com

→ Replay of the conference call will be available one hour following the conference.
Dial in numbers: +41 91 612 43 30 (Europe) or +1 877 344 75 29 (USA) and enter the Conference ID 805 followed by the # sign.
Replay of the webcast will be available on demand at http://ir.roche.com

15 August 2002

12:00 CET → Presentation slides for US investors will be posted on the Roche IR website http://ir.roche.com

14:00 CET — Presentations with Q&A in New York at the Grand Hyatt Hotel
Conference call, listen-only mode
Dial in numbers: +41 91 610 41 11 (Europe) or +44 (0) 207 866 41 11 (UK) or +1 412 858 46 00 (USA)
Please dial into the conference call 10-15 minutes before the call is scheduled to start.
Live Audio Webcast of the conference call at http://ir.roche.com

→ Replay of the conference call will be available one hour following the conference.
Dial in numbers: +41 91 612 43 30 (Europe) or +1 877 344 75 29 (USA) and enter the
Conference ID 881 followed by the # sign.
Replay of the webcast will be available on demand at http://ir.roche.com

22 August 2002

08.00 → Presentation slides for UK investors will be posted on the Roche IR website http://ir.roche.com

09.00 — Presentations with Q&A in London at the Haberdashers Hall
There will be no conference call nor audio webcast

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young
Tel: +41 (61) 688 93 56
email: dianne.young@roche.com

US Investors please contact:
Richard Simpson
Tel: +41 (61) 688 48 66
email: richard.simpson@roche.com


Roche

Half-Year Report 2002

Table of Contents

Key figures in millions of CHF

	Figures reported in the interim financial statements				Figures reported on an adjusted basis[a)]			
	6 months ended 30 June				6 months ended 30 June			
	2002	2001	% change CHF	% change LC	2002	2001	% change CHF	% change LC
Sales	14,737	14,469	+2	+6	13,107	12,735	+3	+7
EBITDA[b)]	3,203	3,399	-6	+1	3,790	3,532	+7	+14
Operating profit	1,717	1,725	-	+9	2,420	2,166	+12	+19
Net income	1,801	2,517	-28		2,084	2,843	-27	
Research and development	1,939	1,955	-1		1,880	1,893	-1	
Additions to property, plant and equipment	815	769	+6		705	675	+4	
Personnel								
Number of employees at 30 June	64,463	64,483	-		57,091	57,130	-	
Ratios								
EBITDA as % of sales	22	23			29	28		
Operating profit as % of sales	12	12			18	17		
Net income as % of sales	12	17			16	22		
Research and development as % of sales	13	14			14	15		
***Data on shares and* non-voting equity securities in CHF[c)]**								
Earnings per share and non-voting equity security (diluted)	2.14	2.96			2.46	3.34		

a) The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See pages 74 of the annual financial statements for a full description and page 24 of this half-year report for a reconciliation.

b) EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

c) Number of shares and all per share information in 2001 is restated for the 100 for 1 share split that took place on 4 May 2001 (see Note 8).

Chronology, 1st half of 2002

January

Roche and deCode Genetics unveil new three-year alliance in drug discovery and development.

February

Roche announces it is reviewing strategic options outside the Group for the Vitamins and Fine Chemicals Division.

March

EU approvals granted for MabThera/Rituxan in aggressive non-Hodgkin's lymphoma and for Xeloda alone and in combination with Taxotere in metastatic breast cancer.

Pre-tax gain of 895 million Swiss francs on sale of further tranche of LabCorp shares.

April

Roche signs agreement to co-develop Isotechnika's novel phase II transplantation drug.

Jury verdict confirmed in Igen case; Roche files appeal.

Roche Diagnostics launches new Accu-Chek Pocket Compass diabetes management software.

May

Roche Diagnostics and Qiagen enter into partnership to develop and commercialise an integrated PCR-based diagnostic system for hepatitis and HIV testing.

Roche receives award for sponsoring a medical care project serving poor rural areas of South Africa.

June

Roche Diagnostics acquires broad patent portfolio pertaining to human papillomavirus (HPV) from Institut Pasteur.

Roche's presence in virology strengthened by an agreement with Stressgen to co-develop and co-market its new medicine for HPV.

Jury returns verdict against Genentech in legal dispute with City of Hope Medical Center; Genentech files appeal.

Accu-Chek Advantage Module, a new high-tech blood glucose meter, receives marketing clearance from FDA.

European Commission approves Pegasys for treatment of hepatitis C.

Tamiflu approved in European Union for treatment and prevention of influenza.

Roche–Chugai alliance approved by over 90% of Chugai shareholders.

July

Filing for Pegasys combination treatment in hepatitis C granted priority review status by FDA.

Roche Diagnostics and Premier (US healthcare group purchasing organisation) extend successful partnership with four new contracts.

European Commission approves expanded Xenical labelling incorporating new data on the drug's benefits in overweight and obese patients with type 2 diabetes.

Letter from the Chairman

Dear Shareholders

In the first half of 2002 the adjusted results for the Roche Group's core Pharmaceuticals and Diagnostics Divisions showed another substantial sales increase and an even stronger



improvement in operating profitability. Expressed in local currencies, sales revenues from these businesses rose 7%, and operating profit was up by an impressive 19%.

Owing to negative developments on financial markets, however, financial income was down significantly from the previous-year period. Total net income for the Group fell 28% to 1.8 billion Swiss francs in the first half-year; on an adjusted basis, net income was 2.1 billion Swiss francs (down 27%). We are confident of our ability to meet all full-year sales and earnings expectations announced early this year.

To faciliate comparisons, adjusted results include continuing businesses only and exclude special items.

Preparations for a sale or demerger of the Vitamins and Fine Chemicals Division are moving forward as planned. Excluding this business, Group sales increased to 13.1 billion Swiss francs, a gain of 7% in local currencies. Expressed in Swiss francs, sales for the period showed a slower 3% rise, owing to the significant weakening of the euro and US dollar against the franc. Following a gain of 8% in local currencies in the first three months of the year, prescription drug sales in the second quarter increased 5% compared with last year's strong second-quarter results. In line with our expectations, pharmaceutical sales averaged a growth rate of 6% in the first two quarters. Sales growth in the Diagnostics Division accelerated from a first-quarter rate of 11% to 13% in the second quarter, strengthening the division's global market lead.

The further significant improvement in the earning power of our core pharmaceuticals and diagnostics businesses was especially positive. Combined operating profit from these businesses grew faster than sales, advancing 12% (19% in local currencies) to 2.4 billion Swiss francs and increasing the return on sales from 17% to 18.5%. The operating profit and EBITDA margins on pharmaceuticals each rose two percentage points, to 21% and 31%, respectively. Healthy product sales contributed to these margin gains, as did the restructuring programme launched by the Pharmaceuticals Division a year ago, which has kept expenditures on manufacturing, marketing

and distribution and R&D growing at a slower rate than sales.

The marked fall in financial income during the first half-year was primarily due to the downturn on world financial markets. Lower financial income, combined with a drop in operating profit in the Vitamins and Fine Chemicals Division, a substantially higher effective tax rate and provisions for the licensing dispute between Genentech and the California-based City of Hope Medical Center, caused net income to decline 28% from the previous year, to 1.8 billion Swiss francs. Excluding special items, net income totalled 2.1 billion Swiss francs. The Group's adjusted gross cash flow (EBITDA) remained strong, at 3.8 billion Swiss francs.

At both the corporate and the divisional level, the first half of the year saw a number of milestone achievements that will have a positive impact on our future growth and performance.

- In late June an overwhelming majority of Chugai shareholders approved a merger of their company with Nippon Roche. This alliance will be a quantum leap forward for Roche, making us one of the leading players in the key Japanese pharmaceuticals market and increasing our prescription drug sales by roughly 2.5 billion Swiss francs on an annualised basis.
- We are currently in contact with several potential buyers for the Vitamins and Fine Chemicals Division and intend to reach a final decision in the second half of this year about the division's future.
- We extended our global market leadership in oncology, as sales in this segment grew by an outstanding 31% in local currencies. Sales of the anti-cancer medicine MabThera/Rituxan exceeded 1 billion Swiss francs during the first half-year, making it our top-selling pharmaceutical; annual sales are expected to reach 2 billion Swiss francs. The tumour-selective cancer drugs Xeloda and Herceptin posted high growth rates as well, and we are also pleased with the continued strong sales growth being delivered by Rocephin, CellCept and NeoRecormon. By contrast, Xenical sales were down from the first six months of 2001.
- In virology, our new hepatitis C product, Pegasys, received EU marketing clearance in June, and US filings for the product were recently granted priority review status by the Food and Drug Administration. Results from phase III clinical trials with Fuzeon (T-20), the first fusion inhibitor for HIV and AIDS, have been very positive. We plan to file marketing applications for the product in Europe and the United States in the third quarter of this year. Applications were also submitted at the middle of this year in the European Union and the United States for approval of Bonviva in the treatment and prevention of osteoporosis.
- The Diagnostics Division continued the very strong growth of previous reporting periods, with sales advancing well ahead of the market. All five business areas contributed to growth, led once again by Molecular Diagnostics and Diabetes Care.

Profitability measures improved again in both the Pharmaceuticals and the Diagnostics Division.

We will continue to enhance our prospects for long-term growth by focusing our energies on our core pharmaceuticals and diagnostics businesses, concentrating on selected therapeutic areas in R&D and augmenting our efforts with carefully targeted collaborations, alliances and licensing agreements. In the first half of 2002 alone, our Pharmaceuticals Division signed 15 new licensing agreements, including agreements for two highly promising compounds in phase II development. The number of potential new medicines emerging from Roche research into our development pipeline has risen by over one-third in the last 12 months. In all, we currently have 48 new molecular entities in our pharmaceuticals pipeline.

The combined strengths of our two high tech pillars – pharmaceuticals and diagnostics – give us an additional competitive edge.

In addition, Roche Diagnostics has the strongest portfolio of marketed products and one of the best R&D pipelines in the industry. Diagnostics will be the first area of healthcare to benefit from genetics and genomics, and Roche is at the forefront of developments in these fields.

In the dispute with Igen we have filed an appeal following a lower court judgement unfavourable to Roche. As previously reported, the dispute stems from a licensing agreement signed in 1992 and was taken over by Roche when it acquired Boehringer Mannheim.

As announced at the start of this year, we expect Group sales growth for the full year to be in the mid to high single-digit range in local currencies. Consolidation of Chugai in the fourth quarter should increase the rate of growth by roughly two percentage points. Next year the impact of our newly launched products and the integration of Chugai is expected to lift pharmaceutical sales growth into the double-digit range in local currencies. Similarly, we are looking for continued double-digit growth in the Diagnostics Division in 2003.

Barring unforeseen events, we anticipate a slight improvement in our operating profit and EBITDA margins for the full year, despite significant investments to launch Pegasys and Fuzeon and the possible market entry of generic competitors to Roaccutane/Accutane. Full-year financial income for 2002 should be roughly on a par with the half-year figure.

With a first-half operating profit margin of 21% in the Pharmaceuticals Division, we are closer to our stated objective of increasing the return on our pharmaceutical sales from 18% (2000 figure) towards 25% in the medium term. Achieving this goal within the next three years is part of our long-term strategy. Over the same period Roche Diagnostics has also significantly improved its operating profit margin – from 13% in 2000 to over 15% today – and the division is continuing to work towards a margin of slightly better than 20% by 2006.

In moving to acquire a majority interest in Chugai and to demerge or sell our vitamins and fine chemicals

business, we have repositioned Roche as a highly focused healthcare company. Bringing innovations to the market is and will continue to be the basis of our success.

The combined strengths of our two high tech pillars – pharmaceuticals and diagnostics – give us an additional competitive edge. These two main drivers of innovation at Roche work together wherever cooperation makes sound medical, health economic and business sense. The conditions are in place for us to sustain above-average growth as an independent group by exploiting the strengths and synergies of our two core businesses. Needless to say, we also remain open to opportunities for alliances, licensing agreements and other forms of cooperation.

The profitability of the Group's operating activities and its strong financial and liquidity positions give Roche the strategic flexibility it needs to continue growing its businesses independently.

Franz B. Humer

Group and Divisional Results

Roche Group

Higher sales and operating profit in core divisions. For the first half of 2002 the Roche Group, including the Vitamins and Fine Chemicals Division, recorded sales of 14.7 billion Swiss francs, an increase of 6% in local currencies and 2% in Swiss francs. Sales of pharmaceuticals and diagnostics, the Group's continuing core businesses, rose 7% in local currencies and 3% in Swiss francs to 13.1 billion Swiss francs. Adjusted operating profit reached 2.4 billion Swiss francs at mid-year, a figure equivalent to 18.5% of sales. Investments by the Group in research and development totalled 1.9 billion Swiss francs, or 14% of sales. Adjusted gross cash flow (EBITDA) from core activities was up 7% to 3.8 billion Swiss francs, and the EBITDA margin increased from 27.7% to 28.9%.

Pharmaceuticals

Sales in line with expectations; operating profit margin improves further. As expected, prescription drug sales (divisional sales excluding OTC) increased at a mid-single-digit rate in local currencies (+6%). Growth was lower in Swiss francs owing to the weakness of the US dollar, euro and yen, the Group's three major operating currencies (+2%). Our leading oncology products posted double-digit growth, as did a number of other products, including NeoRecormon and CellCept. Sales of Roaccutane/Accutane, down just 3% for the first half-year despite the fact that the product went off patent in the United States in February, were also notably positive. On an adjusted basis, operating profit and EBITDA on prescription drug sales rose 12% and 9%, respectively, to 1,854 million and 2,779 million Swiss francs. The division's operating profit margin increased to 21.3%, helped by healthy sales of Roche prescription medicines, the continued positive impact of restructuring measures and good growth at Genentech. The EBITDA margin improved to 32.0%.

Roche increased its prescription drug sales in all regions except Latin America, where weak economic performance had a negative impact on business. In the division's key US and Japanese markets sales growth was in the double-digit range.

Oncology – number one and growing. In the first half of 2002 Roche reinforced its position as the world's number one oncology company, as sales of anticancer products[1] rose 31% in local currencies to a total of over 2.4 billion Swiss francs. MabThera/Rituxan, for non-Hodgkin's lymphoma (NHL), has now become our top-selling prescrip-

1) Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (60%).

Key figures: Pharmaceuticals Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales[1]	9,486	1	6	100
– Total prescription[1]	8,697	2	6	92
– Roche prescription[1]	7,114	-1	3	
– Genentech prescription	1,583	19	24	
– OTC	789	-5	-2	8
EBITDA[2]	2,942	8	15	31.0
Operating profit[2]	1,994	12	19	21.0

1) Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.

2) On an adjusted basis.

tion pharmaceutical, helped in large part by EU approval of the product for use in aggressive NHL.

Sales of Xeloda, which is used to treat colorectal and breast cancer, more than doubled during the first half-year. This tumour-selective medicine has been shown to confer a survival benefit in breast cancer. Already available in over 70 countries, it was approved in March by the EU regulatory authorities for use alone or in combined chemotherapy to treat metastatic breast cancer.

Herceptin, a monoclonal antibody used in the targeted treatment of breast cancer, continued to show strong growth. We expect this product to reach sales of 1 billion Swiss francs by the end of this year.

Sales of Kytril, a product used in supportive cancer care, were down from the first half of 2001. Efforts to stimulate sales have led to a return to growth, with the product posting a 17% increase in local currencies to 215 million Swiss francs over last year's second-half result.

Transplantation – good growth maintained. CellCept continued to consolidate its position as the cornerstone of immunosuppressive therapy in transplant patients, with first-half sales advancing 13% in local currencies to 558 million Swiss francs. Thanks to its low toxicity profile, CellCept is now the leading branded medicine for this indication in the United States.

Another highlight of the first half-year was an agreement signed in April with Isotechnika, a life sciences company based in Canada, to co-develop its innovative transplantation medicine $ISA_{TX}247$. Early studies suggest that this drug, currently in phase II clinical testing, may be more potent and less toxic than other immunosuppressants in its class.

Prescription products (including Genentech)

Sales by region: Change vs 1st half 2001 (in local currencies)


Japan +13%
Others +5%
Latin America -8%
Europe +4%
North America +11%

Virology – landmark approval for Pegasys in Europe; Fuzeon promises major advance in HIV therapy. Following a positive recommendation issued early this year by the Committee for Proprietary Medicinal Products, Pegasys was approved in the European Union in June for use in hepatitis C. Prior to EU regulatory clearance, this medicine had already been approved for sale in over 20 countries. The Netherlands became the first EU country to approve Roche's ribavirin product, Copegus, as well. Copegus was developed for use in combination with interferon alfa and peginterferon alfa-2a (Pegasys) in chronic hepatitis C. Our US filings for Pegasys as monotherapy and in combination with Copegus are making good progress towards approval. Based on the priority review designations granted by the Food and Drug Administration, we expect the applications to be approved by the end of this year.

Top-selling prescription products (including Genentech)

Product	Sales 1st half of 2002 in millions of CHF	% change in CHF	% change in local currencies
MabThera/Rituxan[1]	1,094	47	54
Rocephin	913	2	6
Roaccutane/Accutane	569	-7	-3
CellCept	558	9	13
Herceptin[1]	469	32	38
NeoRecormon	442	25	29
Xenical	409	-21	-18
Nutropin, Protropin[1]	241	16	21
Kytril	215	-15	-9
Xeloda	213	105	113
Cymevene/Cytovene, Valcyte	165	11	16
Pulmozyme[1]	161	5	9
Dilatrend	160	17	22
Viracept	156	-29	-27

1) Jointly marketed by Roche and Genentech.
See 2001 Annual Report for generic names and indications.

In the anti-AIDS segment, sales of our protease inhibitors Viracept and Invirase/Fortovase decreased from the year-earlier period, mainly due to increased competition and the timing of government tender business in Latin America.

In ongoing phase III clinical trials Fuzeon (T-20), the first HIV fusion inhibitor, has so far proven to be even more effective than expected. Fuzeon blocks HIV entry into host cells and will be used to treat patients infected with strains of the virus that are resistant to other antiretroviral therapies. Regulatory filings are planned for the third quarter of this year.

Combined sales of Cymevene and Valcyte were up for the period, led by demand for Valcyte, an oral pro-drug formulation. Since being approved for AIDS-related retinitis in 2001 in its first market, the United States, Valcyte has established itself as a potent drug for combating eye infections caused by cytomegalovirus (CMV retinitis), which often afflict HIV patients and others with compromised immune systems. In March Valcyte was approved for this indication in Europe. We intend to submit marketing applications this autumn in the European Union and the United States for use of Valcyte to prevent CMV in transplant patients, which we expect to become the product's main indication.

Another mild flu season resulted in low sales of Tamiflu. In June the European Union approved the product for both the treatment and the prevention of influenza A and B. This positive news means that Tamiflu will be available worldwide for the 2003 flu season.

Other key products. First-half sales of Roaccutane/Accutane, for severe acne, were stronger than expected, declining just 3% for the period (in local currencies). Although Accutane has gone off patent in the United States, tight restrictions on prescribing the drug have so far delayed the market entry of generic competitors.

Sales of NeoRecormon, our leading treatment for anemia, grew by nearly one-third in the first six months of 2002. Apart from the product's established use in patients with impaired renal function and its increasing use in chronic renal failure, sales were driven by increased prescribing for anemia associated with cancer. With approval of a once-weekly dosage form anticipated by the end of this year, this growth trend should continue. Moreover, we are expecting additional sales growth because of reports of adverse

events with a major competitor's product.

Xenical remained the leading weight management drug on the market, despite an 18% sales decline in local currencies. Recently submitted data on Xenical's role in treating overweight patients with type 2 diabetes have led to label changes in the European Union and to Canadian and Australian approvals of the drug in type 2 diabetes.

Rocephin sales were up by a healthy 6% over last year in local currencies, despite generic erosion in Europe and a mild flu season. Unlike many established antibiotics, Rocephin remains highly effective against a broad spectrum of bacteria after more than 20 years on the market, thus ensuring its continued popularity with physicians.

Solid pipeline – 17 new drug applications planned up to the end of 2007. With a total of 136 projects in research and 76 projects in development – including 35 new molecular entities (NMEs) – Roche has increased the size and quality of its pharmaceuticals pipeline. Precise product profiles have been defined for all developmental compounds. Roche expects its new products to provide genuine added value for patients, healthcare professionals and payers. In all, we currently have 48 NMEs in our pipeline.

Over the next five years we expect to file 17 new drug applications in key therapeutic areas such as oncology, HIV/AIDS, anxiety/depression, stress incontinence and rheumatoid arthritis.

Major approvals in the first half of 2002

In addition to gaining new drug approvals, we also had a number of successful filings for new indications and line extensions. Supplemental drug applications are part of an effective lifecycle management strategy aimed at leveraging the value of our marketed products. Since January a total of over 40 new indications and dosage forms for established Roche products have been approved in more than 50 markets.

Product	Indication	Market
Copegus	In combination with interferon alfa and peginterferon alfa-2a (Pegasys) for the treatment of chronic hepatitis C	Netherlands, Switzerland
MabThera/Rituxan	In combination with CHOP[1] chemotherapy in aggressive non-Hodgkin's lymphoma	EU
	Aggressive non-Hodgkin's lymphoma	EU, Switzerland, Australia
Pegasys	Monotherapy in hepatitis C	EU
	In combination with ribavirin in hepatitis C	EU
Tamiflu	Treatment of influenza A and B in children and adults	EU
	Prevention of influenza A and B in adolescents and adults	EU
Valcyte	Cytomegalovirus retinitis in AIDS	EU
Xeloda	Metastatic breast cancer	EU
	In combination with Taxotere in metastatic breast cancer	EU
Xenical	Label change incorporating new data on overweight and obese patients with type 2 diabetes	EU
Zenapax	Pediatric renal transplantation	EU

1) Cyclophosphamide, doxorubicin, vincristine and prednisone.

Regulatory filings planned for the second half of 2002

Product	Indication	Market
Bonviva	Postmenopausal osteoporosis	USA[1]
Bondronat	Metastatic bone disease in breast cancer	EU
NeoRecormon	Needle-free injection	EU
Pegasys	Monotherapy in hepatitis C	Japan
Fuzeon	HIV fusion inhibitor	EU, USA
Valcyte	Prevention of cytomegalovirus retinitis in patients with solid organ transplants	EU, USA

1) Submitted in July 2002.

Regularly updated information on Roche's development pipeline is available on the Internet at http://www.roche.com/home/investor/inv-pipeline.htm.

Roche Consumer Health. Sales of non-prescription medicines by Roche Consumer Health (RCH) were down 2% in local currencies and 5% in Swiss francs to 789 million Swiss francs. The decline can be traced to two markets where results were below expectations. In the United States sales of Aleve by our joint venture with Bayer declined 14% from the previous year, and in Argentina sales fell 61% as a result of the national economic crisis. In its other markets RCH averaged 4% growth in local currencies.

Despite difficult market conditions, RCH continued to improve its profitability. Operating profit totalled 140 million Swiss francs, for a year-on-year increase of 15%. This improvement was achieved primarily by reducing marketing expenditures and targeting resources more effectively. The operating profit margin increased from 14.6% to 17.7%.

Key figures: Diagnostics Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	3,621	7	12	100
– Diabetes Care	1,235	10	15	34
– Near Patient Testing	297	4	9	8
– Centralized Diagnostics	1,301	3	8	36
– Molecular Diagnostics	493	16	23	14
– Applied Science	295	5	10	8
EBITDA	982	6	11	27.1
Operating profit	561	13	19	15.5

Diagnostics

Firmly on growth track. In the first half of 2002 the Diagnostics Division continued the strong sales growth of the previous years, further extending its leadership of the global market. All five business areas contributed to this solid performance, led by Molecular Diagnostics and Diabetes Care, the Division's most profitable businesses. Thanks to above-average sales growth, mainly in Molecular Diagnostics and Diabetes Care, the division's operating profit margin increased further, as did operating profit and EBITDA.

Sales advanced at double-digit rates and well ahead of market growth in Europe and North America, the division's two biggest markets, as well as in Japan and the Asia–Pacific region. The increases in the Japanese and Asia–Pacific markets are especially notable in view of the difficult economic conditions there.

The **Diabetes Care** business area's Accu-Chek product family comfortably maintained its global market leadership in the diabetes monitoring sector, with the Accu-Chek Advantage blood glucose meter again the top-selling product. The global roll-out of Accu-Chek Active is moving ahead successfully, and the launch of Accu-Chek Compact in Europe and the United States is also off to a very promising start. Further product launches should help maintain sales growth through the second half-year. The new products include the highly innovative Accu-Chek Advantage Module, approved by the Food and Drug Administration in June. The module is a miniaturised glucose meter designed to be inserted into

a personal digital assistant (PDA). Using Roche's new Accu-Chek Pocket Compass software, the PDA stores and analyses glucose readings taken with the module. For hospitals Roche Diagnostics markets the Accu-Chek Inform System, a complete glucose monitoring package featuring built-in data management and networking capabilities.

Sales by **Near Patient Testing,** which supplies point-of-care tests for use in doctors' offices and at the hospital bedside, showed further gains in the first half of 2002, thanks primarily to strong sales in Japan (up almost 38%) and the Asia–Pacific region (up 35%). The Hospital Point of Care unit grew almost twice as fast as the market, fuelled by strong sales of cardiac assays and DataCare, an information management system now available in many European countries. The outstanding success of Roche Diagnostics' coagulation monitoring products in the United States (up 46%) is the result of eight years of sustained market development efforts. The Primary Care unit continued to deliver steady growth and high profitability.

Centralized Diagnostics also outperformed the market by a considerable margin, with dynamic sales growth driven mainly by the Elecsys (immunodiagnostics) and Integra (clinical chemistry) product lines and products for hematology. In the United States major multi-year contracts were signed with Novation and Premier, two leading healthcare group purchasing organisations, under which Roche Diagnostics will supply clinical chemistry and immunodiagnostic products to over 3,500 hospitals and healthcare sites. The launch of the integrated

Sales by region: Change vs 1st half 2001 (in local currencies)

Japan +23%
Others +10%
Asia-Pacific +22%
Europe +12%
North America +12%
Iberia/Latin America +5%

Modular Analytics SWA, the first commercially available serum work area that performs clinical chemistry and immunoassay tests on a single platform, has laid the foundation for further successful market development. Centralized Diagnostics continued to expand the test menu for the E170 module. Elecsys pro-BNP, a highly innovative assay for chronic heart failure, has now been launched throughout Europe. The introduction of this new test in the United States and Japan is expected to have a further positive impact on sales.

Roche has lodged an appeal against the judgement issued in April by a US first instance court in the Igen case. We will continue to develop the electrochemiluminescence (ECL) technology and to provide customers with our full range of ECL products and services.

Molecular Diagnostics further extended its market lead, the strongest growth coming from its blood screening tests. PCR-based tests for hepatitis C and quantitative tests for HIV remained the top revenue earners. There is increasing demand for tests for sexually transmitted diseases. By acquiring a broad portfolio of patents pertaining to human papillomavirus (HPV), now recognised as an important screening target in the early detection of cervical cancer, Roche is gaining access to an important new market

segment. Through its alliances and contracts with Qiagen and Institut Pasteur the division is systematically broadening its competence in the highly promising field of gene amplification-based molecular diagnostics. Cobas TaqMan, Roche Diagnostics' next-generation automated PCR analyser, was launched in the United States in January. The global roll-out of a smaller version of TaqMan, scheduled to begin late this year, will open up new market segments for the division.

The double-digit sales increase recorded by **Applied Science** is another very good result, especially given the poor overall growth of this market segment. Products launched over the last years, including the LightCycler and MagNa Pure LC systems, contributed to this strong performance. The first part of 2002 saw launches of the first LightCycler-based products for food testing. Demand for such applications is particularly strong in Europe and Japan.

Key figures: Vitamins and Fine Chemicals Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	1,747	-4	-1	100
- Vitamins	913	-2	-6	52
- Carotinoids	336	-10	1	19
- Other fine chemicals	498	-4	0	29
EBITDA	256	-23	-18	14.7
Operating profit	140	-39	-33	8.0

Sales by region: Change vs 1st half 2001 (in local currencies)

Asia-Pacific +1%

Europe and Africa -1%

North and Latin America +/-0%

Vitamins and Fine Chemicals

Economic slowdown affects division's results. The Vitamins and Fine Chemicals Division improved its performance in the second quarter of 2002 after experiencing a slow start in the first three months due to economic factors. Sales in local currencies were nearly level with the year-earlier figure. Weak demand from the fish farming industry and a slight decline in prices in local currencies led to reductions in operating profit, operating profit margin and EBITDA. Compared with the second half of 2001, however, the division's operating profit and EBITDA margins showed a modest increase.

Business was affected by the generally difficult economic conditions in Europe – the division's largest market – and above all in Latin America. By contrast, the division successfully expanded its market share in North America and the Asia–Pacific region, particularly in China.

While the market for carotenoids and some vitamins remained under pressure, the division scored successes with special formulations of existing products and with new product entries. New products now account for close to 6% of total sales revenues. Positive highlights include sales of lutein and lycopene, the growth generated by the division's enzyme products and Hy·D, and sales of the novel UVB sunscreen Parsol SLX.

Our market leadership is built on working closely with our customers. The continued growth of premix sales to the human and animal health and nutrition segments shows that we are

on the right track in expanding our facilities for premix manufacturing, an area where the Vitamins and Fine Chemicals Division is particularly strong. State-of-the-art premix plants went into operation in China, South Africa and Vietnam in the first six months of the year, further enhancing our competitive edge in terms of both the range and variety of products and the services we can provide to these growth markets.

Outlook

As announced in late February, barring unforeseen events, Roche expects consolidated sales growth in local currencies to be in the mid to high single-digit range for 2002 as a whole and anticipates a further improvement in the Group's operating profit and EBITDA margins. The planned consolidation of Chugai from 1 October should add roughly two percentage points to full-year sales growth. For 2003 there is every indication that Group sales will accelerate into double-digit growth, fuelled by the roll-out of new products such as Pegasys and Fuzeon, continued strong sales growth at Roche Diagnostics and the consolidation of Chugai.

We expect full-year net financial income for 2002 to be roughly equal to the figure for the first half of the year.

The Pharmaceuticals Division still expects sales growth for the full year to be in the mid-single-digit range in local currencies (excluding Chugai). The oncology portfolio in particular is expected to continue delivering strong sales growth in the second half, helped by the anticipated approval of Xeloda in Japan for single-agent therapy in metastatic breast cancer. In July the US Food and Drug Administration granted priority review status to our filing for Pegasys in combination with Copegus, which means that a decision should be made by the end of the year. We also expect the FDA to approve Pegasys as monotherapy for hepatitis C in the fourth quarter of 2002. Marketing applications for Fuzeon will be submitted in the third quarter of this year, and we anticipate approvals in the first quarter of 2003; Fuzeon has already received a fast-track designation from the FDA.

Overall, the division expects its margins to be higher this year than in 2001, despite the costs relating to new product launches that will be incurred in the second half-year, and despite the fact that generic competition for Roaccutane/Accutane cannot be ruled out. Profit margins in the Pharmaceuticals Division are expected to remain more or less steady in 2003, with the synergies resulting from the integration of Chugai starting to take full effect in 2004. We are therefore confident that we will achieve our goal of increasing the division's operating profit margin towards 25% over the next three years.

The Diagnostics Division is poised to continue expanding its global market lead through the second half of the year. Recent and upcoming product launches should help maintain dynamic sales growth even as the market environment becomes more difficult. A strategic focus on molecular diagnostics and a product portfolio that increasingly includes information management solutions will form the basis for future value growth at Roche Diagnostics. The division is systematically targeting its activities to exploit the potential these new developments are creating for more individualised diagnosis and treatment of disease. We anticipate double-digit growth in diagnostics sales in 2003.

Roche Diagnostics expects a further improvement in margins for 2002 after the gains of the previous year and is aiming for an operating profit margin of slightly better than 20% by 2006.

The Vitamins and Fine Chemicals Division sees a market recovery shaping up before the year is out and expects low single-digit sales growth in local currencies. Despite the improved business outlook for the second half-year, however, the division is unlikely to make up for the first-half decline in operating profit. Given current market conditions and the strong Swiss franc, the division's operating profit and EBITDA margins will probably fall short of their year-earlier levels. The preparations announced earlier this year for a sale or demerger of the division are proceeding according to plan.

Financial Review

Income statement In millions of CHF

	Figures reported in the interim financial statements			Figures reported on an adjusted basis		
	6 months ended 30 June			6 months ended 30 June		
	2002	2001	% change	2002	2001	% change
Sales	14,737	14,469	+2	13,107	12,735	+3
Cost of sales	(4,236)	(4,274)	-1	(3,125)	(3,106)	+1
Gross profit	10,501	10,195	+3	9,982	9,629	+4
Marketing and distribution	(4,073)	(4,132)	-1	(3,862)	(3,923)	-2
Research and development	(1,939)	(1,955)	-1	(1,880)	(1,893)	-1
Administration	(615)	(606)	+1	(563)	(556)	+1
Amortisation of intangible assets	(774)	(779)	-1	(764)	(779)	-2
Impairment of long-term assets	(2)	-	-	(2)	-	
Pharmaceuticals Division restructuring						
- impairment of long-term assets	-	(204)	-	-	-	
- other restructuring costs	(65)	(465)	-86	-	-	
Other operating income (expense), net	(538)	(329)	+64	(491)	(312)	+57
Major legal cases	(778)	-	-	-	-	-
Operating profit	1,717	1,725	0	2,420	2,166	+12
Financial income (expense), net	520	1,472	-65	612	1,506	-59
Profit before taxes	2,237	3,197	-30	3,032	3,672	-17
Income taxes	(573)	(692)	-17	(890)	(840)	+6
Profit after taxes	1,664	2,505	-34	2,142	2,832	-24
Income applicable to minority interests	148	(24)	-	(47)	(29)	+62
Share of result of associated companies	(11)	36	-	(11)	40	-
Net income	1,801	2,517	-28	2,084	2,843	-27
Diluted earnings per share and non-voting equity security (CHF)	2.14	2.96	-28	2.46	3.34	-26

The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See page 74 of the annual financial statements for a full description and page 24 of this half-year report for a reconciliation. Number of shares and all per share information in 2001 is restated for the 100 for 1 share split that took place on 4 May 2001 (see Note 8).

Overview of interim results

In the first half of 2002, the Roche Group achieved continued and consistent progress in its core Pharmaceuticals and Diagnostics businesses to reach the goals of an operating profit margin towards 25% for Pharmaceuticals and 20% for the Group over the next three years. Despite a weaker US Dollar, operating profit growth in Swiss francs reached double-digits at Group level as well as in Pharmaceuticals and Diagnostics, increasing the operating profit margins to 18.5% for the Group, and 21.0% and 15.5% for Pharmaceuticals and Diagnostics respectively. Reported net income decreased by 28% as the improved results of underlying operations were offset by a significantly lower financial income and a higher effective tax rate. The reported results also include the Vitamins and Fine Chemicals business, which is in the process of demerger, additional costs of the Pharmaceuticals restructuring and major litigation expenses incurred by Genentech. As previously, the Group presents adjusted results, which include only the continuing operations and exclude these special items. To further increase transparency the Group also presents a full balance sheet, cash flow statement and breakdown of net financial income within its interim financial statements.

Results reported in the Interim Financial Statements in millions of CHF

Operating profit: 9% local growth, with continuing improvements in ongoing operations offset by foreign exchange movements and litigation costs

Operating profit increased by 9% in local currencies, however due to the strength of the Swiss franc it remained stable in Swiss franc terms at 1,717 million Swiss francs. Increased sales and an improved cost structure lead to a 19% increase (12% in Swiss francs) in the underlying operating result. Reported operating profit in 2002 also includes 140 million Swiss francs of profit from the Vitamins and Fine Chemicals Division (2001: 228 million Swiss francs), which is now treated as a discontinuing operation, and additional expenses of 65 million Swiss francs for the Pharmaceuticals Division restructuring. Also included in the 2002 operating result are 778 million Swiss francs of expenses in connection with major legal cases at the Group's subsidiary, Genentech. The result excluding all of these items is discussed below in the commentary on the adjusted results. A full reconciliation is given on page 24.

Vitamins and Fine Chemicals Division: The Group has announced plans to demerge the Vitamins and Fine Chemicals Division, and accordingly the Vitamins and Fine Chemicals Division is now treated as a discontinuing operation. The interim results of the division, as discussed on pages 14–15, are still included in the Group's total reported results, however they are excluded from the adjusted results.

Pharmaceuticals Division restructuring: Non-recurring costs of 65 million Swiss francs were incurred in the first half of 2002 due to the implementation of the Pharmaceuticals Division's 'Re-shaping for Future Growth' programme. The programme continues to yield significant improvements in the cost structure, as described below.

Major legal cases: In June 2002 a Los Angeles County Superior Court jury voted to award the City of Hope Medical Center approximately 500 million US dollars in additional royalties and punitive damages for breach of a 1976 agreement with Genentech. Genentech announced that it will appeal the judgment in the case, including the damages award. The full amount of the award has been recorded as a provision and as an expense in the 2002 reported operating results. Total recorded costs of Genentech legal cases in the first half were 778 million Swiss francs, with an impact of 311 million Swiss francs on income tax expense and 191 million Swiss francs on income applicable to minority interests.

Financial income

As expected, first half financial income was significantly below the result of the previous interim period, with net financial income totalling 520 million Swiss francs. The result includes a further 895 million Swiss francs of gain on sales of LabCorp shares, which brings the total gains realised over the last two years to 3 billion Swiss francs. Excluding the LabCorp gain, financial expenses, notably interest costs, exceeded financial income by 375 million Swiss francs in difficult market conditions. A full breakdown of net financial income is given in Note 7 to the interim financial statements. The comparative result for 2001 includes 1,160 million Swiss francs of LabCorp gains within a net financial income of 1,472 million Swiss francs.

Income taxes

The Group's effective tax increased from 22% to 26% following the increased proportion of pre-tax income that arises in operating companies.

Net income

Reported net income shows a decrease of 28% due to improved underlying operating results, being offset by litigation expenses, lower financial income and higher tax charges.

Results on an adjusted basis in millions of CHF

Sales: increased sales, with double-digit growth in major Pharmaceuticals products and in Diagnostics

Excluding the Vitamins and Fine Chemicals Division, which will be demerged in 2002-2003, sales increased by 7% in local currencies and 3% in Swiss francs. Pharmaceuticals local sales grew by 6%, with good performance from the oncology portfolio and continuing robust sales from CellCept. These more than offset lower sales of Roaccutane/Accutane, Xenical and Kytril. Diagnostics showed 12% local sales growth driven by all business areas, particularly Molecular Diagnostics and Diabetes Care.

Sales by division in millions of CHF

	Six months ended 30 June		% Change	% Change
	2002	2001	(CHF)	(local currencies)
Pharmaceuticals[a]	9,486	9,361	+1	+6
Diagnostics	3,621	3,374	+7	+12
Sales (adjusted basis)	13,107	12,735	+3	+7
Vitamins and Fine Chemicals	1,747	1,819	-4	-1
Reclassification[a]	(117)	(85)		
Sales (as reported)	14,737	14,469	+2	+6

a) Pharmaceuticals Division sales are adjusted to include the reclassification of sales to the Vitamins and Fine Chemicals Division.

Operating profit: double-digit increase for Group, Pharmaceuticals and Diagnostics

Operating profit increased by 19% in local currencies (12% in Swiss francs) to 2.4 billion Swiss francs on an adjusted basis, which excludes special items and the Vitamins and Fine Chemicals Division. The increase was primarily driven by the sales growth and an improved cost structure as a result of the 'Re-shaping for Future Growth' initiative. Pharmaceuticals and Diagnostics both increased their operating profit margin to 21.0% and 15.5% respectively. Genentech made a positive contribution of 170 million Swiss francs to operating profit in spite of on-going acquisition-related amortisation expenses of 320 million Swiss francs. The Group operating profit as a percentage of sales improved by 1.5 percentage points to 18.5%.

Gross profit: Increase of 4% to 10.0 billion Swiss francs, with the gross profit margin improved by 0.6 percentage points to 76.2%. This reflects particularly strong growth in high-margin Genentech prescription products and Diagnostics business areas and the effects of the Pharmaceuticals Division's 'Re-shaping for Future Growth' initiative.

Marketing and distribution: Decrease of 2% to 3,862 million Swiss francs. Spending increased in local currencies by 3% which was under-proportional to sales growth. The beneficial effects of the 'Re-shaping for Future Growth' initiative are allowing a more focused spend on growth areas. Marketing and distribution as a percentage of sales fell by 1.3 percentage points.

Research and development: Decrease of 1% to 1,880 million Swiss francs. Spending increased by 2% in local currencies, with the growth of research and development expenses in Genentech and Diagnostics partly offset by reduced expenditure in Roche prescription. Research and development costs as a percentage of sales on Group level declined from 14.9% to 14.3%. For Pharmaceuticals, which accounts for more than 80% of the Group's research and development expenses, they decreased from 17.0% to 16.4%.

Administration: Increase of 1% to 563 million Swiss francs, which was well below the sales growth. This is the result of continuous efficiency improvements and the impacts of the 'Re-shaping for Future Growth' initiative.

Amortisation of intangible assets: Decrease of 2% to 764 million Swiss francs. This fall is mainly driven by foreign exchange movements as a significant part of the Group's intangible assets are denominated in US dollars or euros and even small foreign exchange movements can have an impact. Roche's amortisation charge, currently almost 6% of sales, continues to be significantly higher than the industry average. Following the implementation of recent changes companies using United States Generally Accepted Accounting Principles (US GAAP) are no longer required to amortise goodwill and instead must carry out a regular impairment review. Roche is continuing to amortise goodwill, as required by International Accounting Standards (IAS), with a goodwill amortisation expense in the interim period of 257 million Swiss francs.

Impairment of long-term assets: Impairment entries in the interim period were 2 million Swiss francs.

Other operating income (expense), net: The net expense increased by 57% to 491 million Swiss francs. This is mainly due to exchange losses on foreign currency payables and receivables in Argentina and other countries, computer systems costs and ongoing restructuring expenses, notably at the medical instruments division of AVL, which was acquired previously.

Financial income

Net financial income on an adjusted basis decreased by 59% to 612 million Swiss francs. This excludes net financial expenses of 92 million Swiss francs attributable to the Vitamins and Fine Chemicals business. The most significant item is a further gain of 895 million Swiss francs on disposal of LabCorp shares. This brings the total realised gains on sale of LabCorp shares over the last two years to over 3 billion Swiss francs. The Group's remaining 4% investment in LabCorp was sold in July 2002. Excluding LabCorp, adjusted financial income is a net expense of 283 million Swiss francs, which is broadly as expected.

Net income as from equity investments was 993 million Swiss francs, which includes the 895 million Swiss franc LabCorp gain. The difficult market environment has limited the possibilities to realise other gains. Interest income was 176 million Swiss francs, a decrease of 17% relative to the prior year caused by falls in interest rates. For the same reason interest expense also fell by 15% to 636 million Swiss francs. A full breakdown of net financial income is given in Note 7 to the interim financial statements.

Income taxes

On an adjusted basis the effective tax rate has increased to 29% from 23% in the comparative period. In part this is due to operating income making up an increasingly higher proportion of pre-tax income than has previously been the case. In addition financial income included the LabCorp gain of 895 million Swiss francs which was taxable in the United States. Consequently, although adjusted pre-tax income in 2002 is 17% lower than in 2001, the tax expense is 6% higher.

Associated companies and minority interests

The underlying expense from minority interest continues to increase, as the overall contribution of Genentech to net income increases. In the comparative results income from associated companies consists mainly of the income from LabCorp for the period prior to June 2001, during which time it was accounted for as an associated company. The remaining associated companies have a relatively minor effect.

Net income: decrease of 27%

On an adjusted basis net income is 27% lower at 2,084 million Swiss francs, with the 12% increase in operating profit being offset by lower financial income and a proportionately higher tax charge.

Divisional results (on an adjusted basis) in millions of CHF

Six months ended 30 June 2002	Divisional sales to third parties	EBITDA	EBITDA as % of sales	Operating profit	Operating profit as % of sales
Pharmaceuticals	9,486	2,942	31.0	1,994	21.0
of which					
Total prescription	8,697	2,779	32.0	1,854	21.3
- Roche prescription	7,114	2,177	30.6	1,684	23.7
- Genentech prescription	1,583	602	38.0	170	10.7
OTC	789	163	20.7	140	17.7
Diagnostics	3,621	982	27.1	561	15.5
Other	–	(134)	–	(135)	–
Group total	13,107	3,790	28.9	2,420	18.5
Six months ended 30 June 2001					
Pharmaceuticals	9,361	2,715	29.0	1,783	19.0
of which					
Total Prescription	8,527	2,559	30.0	1,661	19.5
- Roche prescription	7,199	2,116	29.4	1,632	22.7
- Genentech prescription	1,328	443	33.4	29	2.2
OTC	834	156	18.7	122	14.6
Diagnostics	3,374	930	27.6	498	14.8
Other	–	(113)	–	(115)	–
Group total	12,735	3,532	27.7	2,166	17.0

EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment.
This corresponds to operating profit before depreciation and amortisation, including impairment.

Pharmaceuticals: increased sales and improved margins

Pharmaceuticals sales in local currencies increased by 6%, with particularly strong sales of oncology products and CellCept. Pharmaceuticals operating profit grew by 12% to 1,994 million Swiss francs due to higher sales, as well as a considerably improved cost structure as a result of the 'Re-shaping for Future Growth' initiative. The operating profit margin improved by 2.0 percentage points to 21.0%.

Total prescription: Prescription drug sales (Roche and Genentech) increased by 6% in local currencies to 8,697 million Swiss francs. Operating profit was 12% higher and operating margin improved to 21.3% of sales from 19.5% in 2001. Key drivers are increased sales, an improved cost structure and improved operating results at Genentech.

Roche prescription sales grew by 3% in local currencies and operating profit was 3% higher at 1,684 million Swiss francs. The operating margin increased by 1.0 percentage point to 23.7%. This result is driven by increased sales and substantially reduced costs arising from the continued impacts of the 'Re-shaping for Future Growth' initiative.

Genentech prescription sales improved to 1,583 million Swiss francs, a growth of 24% in local currencies. Operating profit was 170 million Swiss francs or 10.7% of sales, compared to 29 million Swiss francs operating profit in the same period in 2001. The turnaround in Genentech's profitability noted in 2001 is continuing and is driven by strong sales growth in spite of higher costs to support this growth. Genentech's operating result includes 320 million Swiss francs of amortisation mainly arising from the accounting for the acquisition of Genentech by Roche. An EBITDA margin of 38.0% represents Genentech's strong contribution to the Group's operating cash generation.

OTC sales fell by 2% in local currencies. A major factor was reduced sales in Argentina following the devaluation there. Sales of Aleve through the Bayer joint venture also fell. A reduced, but more focused, marketing and distribution spend has lead to an increase in operating profit, despite the decrease in sales. Operating profit improved by 15% to 140 million Swiss francs and the operating profit margin was 17.7% compared to 14.6% in 2001.

Diagnostics: continuing double-digit growth in sales and operating profit

The sales in the Diagnostics Division again increased with an overall growth rate of 12% in local currencies. Sales growth in Molecular Diagnostics and Diabetes Care was particularly strong. The continued sales growth and under-proportional increases in operating expenses lead to an increase in operating profit of 13% to 561 million Swiss francs. The operating profit margin increased by 0.7 percentage points to 15.5%.

Other

The result of 'Other' consists of the costs of Corporate Headquarters.

Cash flows and net liquidity in millions of CHF

Cash flow statement

	Six months ended 30 June 2002	2001
Cash generated from operations	4,250	3,722
Costs of major legal cases paid	(2,574)	(46)
Other operating cash flows	(352)	(845)
Operating activities before income taxes	1,324	2,831
Income taxes paid (all activities)	(805)	(366)
Operating activities	519	2,465
Financing activities	(3,630)	(2,269)
Investing activities	2,434	(686)
Net effect of currency translation on cash	(110)	55
Increase (decrease) in cash	(787)	(435)

The Group's operations continued to show strong operating cash generation of 4,250 million Swiss francs, driven by continued growth in EBITDA. The operating cash surplus was largely absorbed by payments totalling 2.6 billion Swiss francs in respect of major legal cases. These payments were the fines imposed by the EU in respect of the vitamin case (778 million Swiss francs), various settlement payments of 773 million Swiss francs made to direct and indirect vitamins customers in the United States and the payment of 1,018 million Swiss francs into a collateral deposit account pending the resolution of the Igen litigation. The increase in taxes paid reflects settlement of the increased tax expenses noted during 2001, and includes taxes paid on the LabCorp gain in 2002. The tax incurred on the LabCorp gain in 2001 was not paid until the second half of the year, and so is not included in the comparative income taxes paid balance.

The most significant financing cash flows were the payment of the dividend to shareholders (1.1 billion Swiss francs) and the repayment on its due date of the 100 billion yen 'Samurai' bonds with a cash outflow of 1.3 billion Swiss francs. The outflows include a decrease in long-term bank debt, interest payments and the 805 million Swiss francs cash paid by Genentech to repurchase their own shares from third parties.

The largest investing cash flow was the 1.1 billion Swiss franc proceeds from the sale of LabCorp shares in March. Capital expenditure was slightly increased and there were no major acquisitions or divestments. Funds for the major cash outflows described above were taken from the Group's marketable securities portfolio, which accounts for the remainder of the inflow in the interim period.

The full cash flow statement is given on page 28.

Net liquidity

	30 June 2002	31 December 2001
Cash and marketable securities	19,523	24,548
Other investments	1,646	2,366
Derivative financial instruments, net	249	8
Own equity instruments	1,774	2,128
Financial assets	23,192	29,050
Long-term debt	(15,069)	(16,395)
Short-term debt	(5,634)	(7,335)
Total debt	(20,703)	(23,730)
Net liquidity	2,489	5,320

Net liquidity has decreased by 2.8 billion Swiss francs. The vitamin case and Igen litigation related payments decreased net liquidity by 2.6 billion Swiss francs and the dividend payment and repayment of the 'Samurai' bonds resulted in a further 2.4 billion Swiss francs reduction. These were partly off-set by cash generated from operations, where EBITDA totalled 3.2 billion Swiss francs. The fall in the value of the US dollar also had a positive impact on net liquidity, as much of the Group's long-term debt is in the form of US dollar denominated debt instruments. The sale of LabCorp shares has no effect on net liquidity, as in simple terms, it is a transfer from marketable securities to cash. Excluding long-term debt and financial assets, short-term net liquidity is 14 billion Swiss francs.

Balance sheet in millions of CHF

	30 June 2002	31 December 2001	% change
Long-term assets	33,217	36,411	-9
Current assets	33,341	38,875	-14
Total assets	66,558	75,286	-12
Equity	27,064	28,973	-7
Minority interests	3,748	4,894	-23
Non-current liabilities	23,058	25,772	-11
Current liabilities	12,688	15,647	-19
Total equity, minority interests and liabilities	66,558	75,286	-12

Foreign currency translation effects

The fall in the value of the US dollar relative to the Swiss franc had a significant impact on certain balance sheet headings, particularly intangible assets, long-term debt and minority interests, which all have a relatively high proportion of US dollar denominated items. The effects from the movements in the euro and yen relative to the Swiss franc had a lesser impact.

Provisions and litigation

The vitamin case related payments in the first half year totalled 1.6 billion Swiss francs, which reduces current liabilities. The remaining provisions in respect of the vitamin case are now classified as short-term, which accounts for the majority of the fall in non-current liabilities. The Igen litigation related payment of 1,018 million Swiss francs into a collateral deposit account reduces current assets and increases long-term assets. The provision for Genentech legal cases of 778 million Swiss francs is included in non-current liabilities.

Equity and financing

The repayment of the 'Samurai' bonds reduced current liabilities by 1.3 billion Swiss francs. The payment of the dividend reduced equity by 1.1 billion Swiss francs. The net income for the interim period increases equity. However the sale of the LabCorp shares means that the unrealised gain that had been held within equity was taken out of equity and recognised in the income statement. The effects of currency translation reduced net assets and equity by 900 million Swiss francs.

Other movements

Property, plant and equipment and intangible assets decreased by 2.8 billion Swiss francs, due to depreciation and amortisation and the fall in the US dollar. Minority interests decreased as a result of the share repurchases by Genentech and, again, the fall in the US dollar.

Strong financial condition

The Group remains solidly financed, with equity representing 40.7% of total assets. The Group has no net debt, but rather net liquidity of 2.5 billion Swiss francs and short-term net liquidity of 14 billion Swiss francs. It therefore retains the financial flexibility to react quickly to such opportunities as may arise.

The full balance sheet is given on page 26.

Reconciliation of reported figures to adjusted basis in millions of CHF

Reference numbers indicate corresponding Notes to the Interim Consolidated Financial Statements.

Six months ended 30 June 2002	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the interim consolidated financial statements	14,737	3,203	1,717	1,801
Discontinuing operations				
Results of Vitamins and Fine Chemicals Division prior to demerger[3, 4]	(1,747)	(256)	(140)	(39)
Reclassification of inter-company sales to Vitamins and Fine Chemicals Division as sales to third parties[3, 4]	117	–	–	–
Major restructuring				
Non-recurring costs of 'Re-shaping for Future Growth' initiative[5]	–	65	65	65
Legal cases				
Additional charges in respect of Genentech legal cases[6]	–	778	778	778
Income taxes	–	–	–	(330)
Minority interest	–	–	–	(191)
Results on an adjusted basis	13,107	3,790	2,420	2,084

Six months ended 30 June 2001	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the interim consolidated financial statements	14,469	3,399	1,725	2,517
Discontinuing operations				
Results of Vitamins and Fine Chemicals Division prior to demerger[3, 4]	(1,819)	(332)	(228)	(145)
Reclassification of inter-company sales to Vitamins and Fine Chemicals Division as sales to third parties[3, 4]	85	–	–	–
Major restructuring				
Non-recurring costs of 'Re-shaping for Future Growth' initiative[5]	–	465	669	669
Income taxes	–	–	–	(198)
Results on an adjusted basis	12,735	3,532	2,166	2,843

The concept of the adjusted basis is described on page 74 of the Annual Report 2001.

Interim Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Interim Consolidated Financial Statements

Consolidated income statement in millions of CHF

	Six months ended 30 June 2002	2001
Sales	14,737	14,469
Cost of sales	(4,236)	(4,274)
Gross profit	10,501	10,195
Marketing and distribution	(4,073)	(4,132)
Research and development	(1,939)	(1,955)
Administration	(615)	(606)
Amortisation of intangible assets	(774)	(779)
Impairment of long-term assets	(2)	–
Pharmaceuticals Division restructuring[5]		
– impairment of long-term assets	–	(204)
– other restructuring costs	(65)	(465)
Other operating income (expense), net	(538)	(329)
Major legal cases[6]	(778)	–
Operating profit	1,717	1,725
Financial income (expense), net[7]	520	1,472
Profit before taxes	2,237	3,197
Income taxes	(573)	(692)
Profit after taxes	1,664	2,505
Income applicable to minority interests	148	(24)
Share of result of associated companies	(11)	36
Net income	1,801	2,517
Basic earnings per share and non-voting equity security in CHF	2.15	2.99
Diluted earnings per share and non-voting equity security in CHF	2.14	2.96

- The Interim Consolidated Financial Statements are unaudited.
- Number of shares and all per share information in 2001 is restated for the 100 for 1 share split that took place on 4 May 2001 (see Note 8).

Consolidated balance sheet in millions of CHF

	30 June 2002	31 December 2001
Long-term assets		
Property, plant and equipment	14,128	15,052
Intangible assets	13,106	14,943
Investments in associated companies	164	186
Other investments	1,646	2,366
Deferred income tax assets	997	1,410
Other long-term assets	3,176	2,454
Total long-term assets	33,217	36,411
Current assets		
Inventories	5,458	5,780
Accounts receivable – trade	5,760	5,779
Current income tax assets	241	244
Other current assets	2,359	2,524
Marketable securities	17,174	21,412
Cash and cash equivalents	2,349	3,136
Total current assets	33,341	38,875
Total assets	66,558	75,286
Equity		
Share capital	160	160
Non-voting equity securities *(Genussscheine)*	p.m.	p.m.
Own equity instruments	(3,438)	(3,460)
Retained earnings	30,342	32,273
Total equity	27,064	28,973
Minority interests	3,748	4,894
Non-current liabilities		
Long-term debt	15,069	16,395
Deferred income tax liabilities	3,214	4,162
Liabilities for post-employment benefits	2,617	2,610
Provisions	1,646	2,115
Other non-current liabilities	512	490
Total non-current liabilities	23,058	25,772
Current liabilities		
Short-term debt	5,634	7,335
Current income tax liabilities	546	716
Provisions	1,290	1,852
Accounts payable – trade and other	1,659	1,710
Accrued and other current liabilities	3,559	4,034
Total current liabilities	12,688	15,647
Total equity, minority interests and liabilities	66,558	75,286

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Consolidated statement of changes in equity in millions of CHF

	Six months ended 30 June 2002	2001
Share capital		
Balance at 1 January and 30 June	160	160
Non-voting equity securities *(Genussscheine)*		
Balance at 1 January and 30 June	p.m.	p.m.
Own equity instruments		
Balance at 1 January	(3,460)	(4,166)
Movements during the interim period	22	966
Balance at 30 June	(3,438)	(3,200)
Retained earnings		
Balance at 1 January	32,273	31,614
Changes in accounting policies[1]	–	382
Balance at 1 January – as restated	32,273	31,996
Net income	1,801	2,517
Dividends paid[8]	(1,101)	(981)
Changes in fair value reserves, net	(1,710)	(306)
Currency translation gains (losses)	(921)	385
Balance at 30 June	30,342	33,611
Total equity at 30 June	27,064	30,571

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Consolidated cash flow statement in millions of CHF

	Six months ended 30 June 2002	2001
Cash flows from operating activities		
Cash generated from operations	4,250	3,722
(Increase) decrease in working capital	139	(528)
Costs of Pharmaceuticals Division restructuring paid[5]	(59)	(26)
Vitamin case payments[6]	(1,556)	(46)
Igen litigation: payment into collateral deposit account[6]	(1,018)	-
Other restructuring costs paid	(40)	(92)
Payments made for defined benefit post-employment plans	(146)	(139)
Other operating cash flows	(246)	(60)
Cash flows from operating activities, before income taxes paid	1,324	2,831
Income taxes paid	(805)	(366)
Total cash flows from operating activities	519	2,465
Cash flows from financing activities		
Repayment of long-term debt instruments[9]	(1,258)	(1,734)
Increase (decrease) in other long-term debt, net	(438)	(659)
Transactions in own equity instruments[8]	22	966
Increase (decrease) in short-term borrowings	224	460
Interest paid	(323)	(453)
Dividends paid[8]	(1,101)	(981)
Genentech stock repurchases	(805)	-
Other financing cash flows	49	132
Total cash flows from (used in) financing activities	(3,630)	(2,269)
Cash provided by operating and financing activities	(3,111)	196
Cash flows from investing activities		
Purchase of property, plant and equipment, and intangible assets	(884)	(770)
Disposal of property, plant and equipment, and intangible assets	70	108
Proceeds from sale of LabCorp shares[7]	1,069	1,420
Interest and dividends received	308	548
(Purchases) sales of marketable securities, and other investing cash flows	1,871	(1,992)
Total cash flows from (used in) investing activities	2,434	(686)
Net effect of currency translation on cash	(110)	55
Increase (decrease) in cash	(787)	(435)
Cash and cash equivalents at 1 January	3,136	2,562
Cash and cash equivalents at period end	2,349	2,127

Notes to the Interim Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Interim Consolidated Financial Statements

1. Accounting policies

Basis of preparation of financial statements

These financial statements are the interim consolidated financial statements (hereafter 'the interim financial statements') of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries (hereafter 'the Group') for the six-month period ended 30 June 2002 (hereafter 'the interim period'). They are prepared in accordance with the International Accounting Standard on Interim Financial Reporting. These interim financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2001 (hereafter 'the annual financial statements'), as they provide an update of previously reported information.

The accounting policies used are consistent with those used in the annual financial statements. The presentation of the interim financial statements is consistent with the annual financial statements. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the annual financial statements.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

Changes in accounting policies

There were no changes in accounting policy effective 1 January 2002.

Several revised or new standards and interpretations became effective from 1 January 2001. The principal item affecting the Group is the Standard on 'Financial instruments: recognition and measurement'. Its effects are fully described in the annual financial statements.

2. Group organisation

Chugai

On 27 June 2002 the shareholders of Chugai at their Annual General Meeting approved the alliance with Roche.

Before closing the transaction with Roche, Chugai will spin off its 100% shareholding in Gen-Probe, its California-based diagnostics subsidiary. In mid-August Roche will acquire through a public tender offer approximately 10% (30 million shares) of Chugai's outstanding share capital at a price of JPY 2,800 per share. This will be followed by a merger of Chugai and Roche's Japanese pharmaceuticals subsidiary, Nippon Roche. Roche will also subscribe to additional new shares of the newly merged company at an issue price of JPY 1,780 per share, such that Roche's ownership will be 50.1%.

The closing is now expected at the beginning of the fourth quarter of 2002. The transaction will be accounted for using the purchase method of accounting. The newly merged company, which will be known as Chugai, will become a fully consolidated subsidiary of the Roche Group with a 49.9% minority interest.

Other changes in Group organisation

There were no other significant acquisitions or disposals during the interim period. The plans to demerge the Vitamins and Fine Chemicals Division are discussed in Note 4.

3. Information by business segment in millions of CHF

	Segment revenue/ divisional sales	Less inter-divisional sales	Divisional sales to third parties	Segment results/ operating profit
Six months ended 30 June 2002				
Pharmaceuticals	9,591	(222)	9,369	1,151
of which				
Total prescription	8,799	(219)	8,580	1,011
- Roche prescription	7,130	(133)	6,997	1,620
- Genentech prescription	1,669	(86)	1,583	(609)
OTC	792	(3)	789	140
Diagnostics	3,623	(2)	3,621	561
Other	–	–	–	(135)
Continuing operations	13,214	(224)	12,990	1,577
Vitamins and Fine Chemicals	1,803	(56)	1,747	140
Group	15,017	(280)	14,737	1,717
Six months ended 30 June 2001				
Pharmaceuticals	9,435	(159)	9,276	1,114
of which				
Total prescription	8,596	(154)	8,442	992
- Roche prescription	7,203	(89)	7,114	963
- Genentech prescription	1,393	(65)	1,328	29
OTC	839	(5)	834	122
Diagnostics	3,375	(1)	3,374	498
Other	–	–	–	(115)
Continuing operations	12,810	(160)	12,650	1,497
Vitamins and Fine Chemicals	1,858	(39)	1,819	228
Group	14,668	(199)	14,469	1,725

4. Vitamins and Fine Chemicals Division

During the interim period the Group announced plans to demerge the Vitamins and Fine Chemicals Division. Accordingly the Vitamins and Fine Chemicals Division is now treated as a discontinuing operation (see also Note 3). The division will be demerged either through a sale, public offering or spin-off, or some combination of these. The Group is currently pursuing several possible transactions with interested parties, but as of the date of approval of these interim financial statements no final agreement has been reached.

As part of the demerger process, any residual liabilities of the vitamin case will remain fully and exclusively with the Roche Group. Therefore in the Group's internal reporting the costs and liabilities incurred in connection with the vitamin case are no longer considered part of the vitamins and fine chemicals business, but rather as a corporate matter. Accordingly, in the Group's segment reporting they are shown as part of the segment 'Other' within continuing operations.

5. Pharmaceuticals Division restructuring In millions of CHF

On 30 May 2001 the Group announced the 'Re-shaping for Future Growth' initiative, a restructuring of its Pharmaceuticals Division, with the objective of improving the long-term profitability of the division by increasing sales and reducing the division's cost structure. See also Note 6 to the annual financial statements. Activity during the interim period is shown in the table below.

	2002	2001
Restructuring provision at 1 January	366	-
Pharmaceuticals Division restructuring		
- additional provisions created	66	465
- unused amounts reversed	(1)	-
Amounts utilised	(59)	(26)
Currency translation effects and other	(8)	-
Restructuring provision at 30 June	364	439

No impairment charges were incurred in the interim period (2001: 204 million Swiss francs). The remaining additional costs are expected to be in the order of 20 million Swiss francs, which will be incurred during the second half of 2002.

6. Major legal cases

Developments during the interim period for major legal cases, their impact on the interim results, possible future development and contingent liabilities, if any, are discussed below.

Vitamin case

Total payments in the interim period were 1,556 million Swiss francs (2001: 46 million Swiss francs), which were charged against the provisions previously made. Payments made in 2002 include fines imposed by the European Union totalling 525 million euros (778 million Swiss francs) and settlements with direct and indirect customers in the United States totalling 472 million US dollars (773 million Swiss francs). No additional provisions were recorded in the interim period.

The Group is seeking to resolve the remaining outstanding issues, however the timing and the final amounts involved are uncertain. The provisions recorded are based on current litigation and recent settlement agreements. As the litigation and negotiations progress it is possible that the ultimate liability may be different from the amount of provisions currently recorded. As discussed in Note 4, the Group is in the process of demerging its Vitamins and Fine Chemicals business. Any residual liabilities of the vitamin case will remain fully and exclusively with the Roche Group.

Igen litigation

In March 2002 Roche Diagnostics GmbH (RDG) paid 606 million US dollars (1,018 million Swiss francs) into a collateral deposit account in respect of the Igen litigation. This is reported as restricted cash within the balance sheet heading 'Other long-term assets'. On 15 April 2002 the judge in the United States District Court of Maryland ruled on motions brought by Igen and RDG. The judge confirmed the final judgement and denied all motions. RDG has appealed against this judgement and a final resolution is not expected until 2003. No additional provisions were recorded in the interim period.

As reported in the annual financial statements, the compensatory and punitive damages awarded by the court to Igen total 505.4 million US dollars. The amount of provisions recorded is not disclosed as this may prejudice the RDG's position in current litigation and settlement negotiations, however the provisions are significantly less than the amounts awarded by the court. As the litigation and negotiations progress it is possible that the ultimate liability may be different from the amount of provisions currently recorded.

Genentech legal cases

The Group has recorded a provision of 518 million US dollars (778 million Swiss francs) in respect of certain litigation matters, including litigation involving the City of Hope.

On 10 June 2002 Genentech announced that a Los Angeles County Superior Court jury voted to award City of Hope Medical Center approximately 300 million US dollars in additional royalties for breach of a 1976 agreement between Genentech and the City of Hope. On 24 June 2002 the jury voted to award City of Hope 200 million US dollars in punitive damages. Genentech announced that it will appeal the judgment in the case, including the damage award, to the California Court of Appeal. The appeals process will take from one to four years depending on the scope of the review. A full provision has been recorded for these awards.

In addition, Genentech is party to a patent infringement suit filed by Chiron Corporation on 7 June 2000 in the U.S. District Court in the Eastern District of California (Sacramento) in respect of Herceptin. On 25 June 2002 the court issued several decisions regarding summary judgement motions that had been filed. The jury trail of this suit is scheduled to begin on 6 August 2002.

Genentech is party to other litigation, as described in Genentech's annual report and quarterly SEC filings, however these other matters are not as far advanced as the two matters referred to above.

7. Financial income (expense), net in millions of CHF

	2002	2001
Gains on sale of marketable securities	136	691
(Losses) on sale of marketable securities	(38)	(79)
Gains on sales of LabCorp shares	895	1,160
Dividend income	65	241
Gains (losses) on equity derivatives, net	(15)	199
Write-downs and impairments of equity investments	(15)	(41)
Net income from equity investments	1,028	2,171
Interest income	229	300
Gains (losses) on interest rate derivatives, net	(15)	(70)
Write-downs and impairments of long-term loans	(38)	(17)
Total interest income	176	213
Interest expense	(322)	(445)
Amortisation of discount on debt instruments	(248)	(253)
Time cost of provisions	(66)	(48)
Total interest expense	(636)	(746)
Foreign exchange gains (losses), net	16	(76)
Gains (losses) on foreign currency derivatives, net	(78)	(165)
Net foreign exchange gains (losses)	(62)	(241)
Other financial income (expense), net	14	75
Total financial income (expense), net	520	1,472

In March 2002 the Group sold a total of 7,700,000 shares of LabCorp, which resulted in a pre-tax gain after incidental costs of 895 million Swiss francs. This was recorded as part of financial income (expense), net. The net pre-tax cash inflow was 1,069 million Swiss francs. The Group's remaining ownership interest in LabCorp as at 30 June 2002 was approximately 4%. This was sold in July 2002.

8. Equity

Share capital and non-voting equity securities *(Genussscheine)*

The authorised and called-up share capital of Roche Holding Ltd and the number of issued non-voting equity securities have not changed during the interim period. At the Annual General Meeting held on 3 April 2001 the shareholders approved a 100 for 1 stock split of the shares and non-voting equity securities of Roche Holding Ltd. The split took place on 4 May 2001. All comparative per share information has been restated for the split.

Dividends

On 16 April 2002 the shareholders approved the distribution of a dividend of CHF 1.30 per share and non-voting equity security (2001: CHF 1.15) in respect of the 2001 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 1,101 million Swiss francs (2001: 981 million Swiss francs) and has been recorded against retained earnings in 2002.

Own equity instruments

At 30 June 2002 the number of non-voting equity securities held was 23,669,345 (31 December 2001: 23,669,345). The net cash inflow from transactions in own equity instruments during the interim period was 22 million Swiss francs (2001: net cash inflow of 966 million Swiss francs). For the basic earnings per share calculation the weighted average number of shares outstanding was 838,893,355 (2001: 841,936,662).

9. Debt

Repayment of 'Samurai' Japanese yen bonds

On the due date of 15 May 2002 the Group repaid the principal amount of 100 billion Japanese yen of the 1% Japanese yen bonds originally issued in 1994. The resulting cash outflow was 1,258 million Swiss francs.

10. Contingent liabilities

Group companies are subject to legal matters involving claims, charges, governmental investigations and legal actions. No significant changes in the Group's contingent liabilities have occurred since the annual financial statements, except as described in Note 6.

Roche Securities

Number of shares and non-voting equity securities

	Six months ended 30 June 2002	2001
Number of shares	160,000,000	160,000,000
Number of non-voting equity securities	702,562,700	702,562,700
Total	862,562,700	862,562,700

Data per share and non-voting equity security in CHF

		2002	2001
Diluted earnings per share and non-voting equity security		2.14	2.96
Stock price of share	High	177.75	201.00
	Low	130.50	129.00
	Period-end	169.50	146.50
Stock price of non-voting equity security	High	132.75	165.35
	Low	107.50	117.15
	Period-end	112.50	129.50

Market capitalisation in millions of CHF

	2002	2001
Period-end	106,158	114,422

- All prices shown are daily closing prices.
- Number of shares and all per share information is restated for the 100 for 1 share split that took place on 4 May 2001 (see Note 8).

Exchange rates

Rates of exchange for the major currencies used by the Group against the Swiss franc are as follows:

	30 June 2002	Average to 30 June 2002	31 December 2001	Average to 30 June 2001
1 USD	1.48	1.64	1.68	1.70
1 EUR	1.47	1.47	1.48	1.53
1 GBP	2.27	2.36	2.43	2.45
100 JPY	1.25	1.26	1.28	1.42

Cautionary statement regarding forward-looking statements

This Half-Year Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Half-Year Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

Published by	F. Hoffmann-La Roche Ltd, 4070 Basel, Switzerland Tel. +41 (0)61 688 11 11, Fax +41 (0)61 691 93 91
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To order publications	Tel. +41 (0)61 688 83 39, Fax +41 (0)61 688 43 43 E-mail: basel.webmaster@roche.com

The Roche Half-Year Report is published in German (original language) and English.

The Roche Half-Year Report is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

Design: Wirz Identity AG, Zurich
Typesetting: Stauffer-Febel AG, Basel
Lithos: Lithoteam AG, Allschwil-Basel
Printers: Kreis Druck AG, Basel
Binding: Buchbinderei Grollimund AG, Reinach-Basel

Cover:
Influenza virus. Transmission electron microscopy.

7-000-560


7-000-560

Roche Holding Ltd

14 August 2002 Second quarter/first half 2002 results.
Presentation to analysts in New York, London, Zurich

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315

Roche


Roche

Roche

Second quarter / first half 2002 results

Presentation to analysts

New York, London, Zürich

Roche

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.


Roche

Group

Dr. Franz B. Humer
Chief Executive Officer

Group financials first half of 2002

Further improvement in operating results


Roche

Sales	14.7	2	6	13.1	3	7
EBITDA	3.2	-6	1	3.8	7	14
Operating profit	1.7	0	9	2.4	12	19
Financial income, net	0.5	-65		0.6	-59	
Profit before taxes	2.2	-30		3.0	-17	
Income taxes	-0.6	-17		-0.9	6	
Net income *as % of sales*	1.8	-28		2.1	-27	


Roche

Sales growth in line with expectations

Double digit in Diagnostics, single digit in Pharma

sales from January to June	2002 CHF m	2001 CHF m	% change in CHF	 local
Pharma[1]	9,486	9,361	1	6
Diagnostics	3,621	3,374	7	12
sales by core businesses (adj.)	**13,107**	**12,735**	**3**	**7**
Vitamins and Fine Chemicals	1,747	1,819	-4	-1
reclassification[1]	-117	-85	-	-
sales (as reported)	**14,737**	**14,469**	**2**	**6**

[1] Sales figures for 2002 and 2001 are adjusted to include reclassification of sales of CHF 117 million and CHF 85 million to the Vitamins and Fine Chemicals Division as sales to third parties


Roche

Sales growth in second quarter 2002

Diagnostics sales accelerate, Pharma sales mid single-digit

sales growth (local)	**Q1 '02**	**Q2 '02**	**H1 '02**
Pharmacreuticals[1]	7 %	5 %	6 %
total Prescription[1]	8 %	5 %	6 %
Roche Prescription[1]	5 %	2 %	3 %
Genentech Prescription	23 %	25 %	24 %
Diagnostics	11 %	13 %	12 %
Vitamins and Fine Chemicals	-2 %	1 %	-1 %

[1] adjusted

Double-digit operating profit growth (adjusted)

Strong underlying cash flow



Roche



CHF m
EBITDA
operating profit
3,532
3,790
2,166
2,420
H1 '01
H1 '02
2,715
2,942
1,783
1,994
930
982
498
561
Group
Pharmaceuticals
Diagnostics

Profitability first half 2002 (adjusted)

Margins considerably improved


Roche

operating profit
as % of sales
EBITDA
as % of sales
Group
H1 '02
18.5
28.9
H1 '01
17.0
27.7
Pharmaceuticals
21.0
31.0
19.0
29.0
Diagnostics
15.5
27.1
14.8
27.6

Roche

Cost structure improvement

Sales increase greater than expenditure

Marketing & distribution
as % of sales

H1 '02	**29.5**
H1 '01	30.8

M&D down 1.3 % points
- key products
- new product launches

Research & development
as % of sales

H1 '02	**14.3**
H1 '01	14.9

R&D down 0.6 % points
- very promising pipeline
- 15 in-licensed compounds

Pharma restructuring: 'Re-shaping for Future Growth'

Steady profit improvement in Prescription business

Roche

operating profit as % of sales

	H1 '01	H2 '01	H1 '02
total Prescription	19.5 %	19.9 %	21.3 %
Roche Prescription	22.7 %	23.6 %	23.7 %
Genentech Prescription	2.2 %	2.7 %	10.7 %

Milestones reached during first half-year


Roche

- Chugai shareholders approve merger with Nippon Roche
- Progress towards sale or demerger of Vitamins and Fine Chemicals Division
- Market leadership in oncology extended
- Pegasys receives marketing approval in European Union
- Pharma pipeline strengthened: number of potential new medicines up by over one-third from 12 months ago (excl. op-in's)
- Talks initiated with Igen to resolve licensing dispute; Genentech files appeal in litigation with City of Hope
- Strong underlying cash flow and high net short-term liquidity


Roche

Results within guidance

Expectations for 2002 unchanged

	H1 '02
• **Sales growth**	
– for the Group in mid to high single-digit range	
– for Pharma in mid single-digit range	
– for Diagnostics in double-digits	
– [[for Vitamins in single-digit range]]	not achieved
• **Operating profit and EBITDA margins**	
– slight improvement at Group level	
– stable in Pharmaceuticals Division	
• Significantly lower **financial income**	
• **Product portfolio** of Pharmaceuticals Division strengthened	
• Diagnostics and Vitamins and Fine Chemicals Division consolidate global **market leadership**	

Projections made at the Annual Media Conference held at Roche Forum Buonas on 27 February 2002


Roche

Looking to the long term, Roche intends to remain an independent, highly-focused leader in healthcare, with two strong pillars of high-tech development – Pharmaceuticals and Diagnostics – that provide innovative solutions for unmet medical needs.

Roche


Roche

Pharmaceuticals Division

William M. Burns
Head of Roche Pharmaceuticals

Pharmaceuticals sales (adjusted)


Roche

Roche Prescription	7,114	-1 %	3 %
Genentech Prescription	1,583	19 %	24 %
total Prescription	8,697	2 %	6 %
OTC	789	-5 %	-2 %
total	**9,486**	**1 %**	**6 %**


Genentech Prescription
17 %
OTC
8 %
Roche Prescription
75 %

Prescription profits growth (adjusted)

Steady improvement from all businesses



Roche

CHF m

EBITDA
operating profit
9 %
2,559
2,779
1,661
1,854
12 %
H1 '01
H1 '02
total Prescription
3 %
2,116
2,177
1,632
1,684
3 %
H1 '01
H1 '02
Roche Prescription
36 %
443
602
29
170
Genentech Prescription

Operating profit margin development (adjusted)

All businesses contribute to strong operating profit improvement


Roche


25%
20%
15%
10%
5%
0%
22.7
23.7
2.2
10.7
14.6
17.7
Roche Prescription
Genentech Prescription
OTC
H1 '01
H1 '02
19
21
~ 25
Pharma
target (2005)



- Strong growth in high margin franchises
- Strong result in OTC due to
  - focused marketing
  - streamlined manufacturing
- Genentech profit starts to leverage into bottom line
- Reshaping of Roche Prescription starts to deliver permanent cost improvement

Innovation drives change


Roche

- 4 out of top 10 products launched in the last 5 years
- At least 5 products with ≥ CHF 1 billion of sales*
- 59 % of sales contributed by top 10 products*
- 25 % of sales contributed by products launched within last 5 years*
- 31 % of sales coming from proteins and antibodies*
- US and Japan sales growing double-digit

* Roche and Genentech combined

Delivering the promises


Roche

	target	result
• Sales growth	mid-single digit	✓
• EBITDA margin	stable	✓
• Operating profit margin	stable	✓
• Product portfolio	strengthening	✓
• Pegasys	restart monotherapy US review	✓
	combo NDA filing US (fast track)	✓
	approval EU	✓
• Fuzeon	clinical phase III results	✓
• MabThera	launch of aNHL in EU	✓
• Xenical	continued single digit growth	👎

Xenical
Declining with the market

Roche



sales
CHF m
600
500
400
300
200
100
0
- 18 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- Entire obesity market declining by 17 %
- Reimbursement drive growth (UK and Turkey)
- Label change for diabetes II in Canada and Australia
- Potential use of XENDOS study to achieve reimbursement
- Expected sales for 2002: CHF 800 million

Oncology franchise
Young brands driving growth


Roche


sales
MabThera*
Herceptin*
Xeloda
Kytril
NeoRec (25%)
Neupogen
Roferon A (60%)
Bondronat
Furtulon
0
500
1000
H1 '01 H1 '02
CHF m
‡ local growth
sales growth + 31 %‡

* The only company to market three new products which improve patient survival
  - MabThera/Rituxan
  - Herceptin
  - Xeloda
* Oncology sales* expected to increase from CHF 4 billion (2001)[1] to CHF 6 - 8 billion (2005)
* Building on our number 1 position in oncology

* Roche and Genentech combined

[1] Sales from MabThera/Rituxan, Herceptin, Kytril, Xeloda, Neupogen, NeoRecormon (25 %), Roferon A (60%), Bondronat, Furtulon

Roche

MabThera/Rituxan*

A blockbuster growing fast



sales*
CHF m
3000
2500
2000
1500
1000
500
0
+ 54 %‡
H1 '99
H1 '00
H1 '01
H1 '02
annual exp. peak sales
‡ local growth

- March 2002: EU approval MabThera in aNHL first line+
- Maintenance therapy with MabThera alone almost doubles the response time to treatment++
- Peak sales expectations in oncology raised from CHF 2 billion to over CHF 3 billion
- June 2002: Positive interim data MabThera in RA

\+ in combination with CHOP according to GELA data

++ ICML congress in Lugano, June 2002

* Roche and Genentech combined

Herceptin*

Further maximizing its potential


sales*
CHF m
1500
1000
500
0
+ 38 %‡
H1 '99
H1 '00
H1 '01
H1 '02
annual exp. peak sales
‡ local growth

- Maximize sales potential by
  - increasing penetration of testing
  - expanding 1st line usage
  - increasing duration of treatment
- Develop adjuvant indication
  - promote the HERA adjuvant trial
- Peak sales expectations: up to CHF 1.5 billion

* Roche and Genentech combined

Xeloda

Potential to steadily replace i.v. 5-FU


Roche


sales
250
200
150
100
50
0
CHF m
+ 113 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- Launch of monotherapy and combination for the treatment of mBC+
- Study showed clear survival benefit in combination with taxanes in 1st line treatment of mBC+
- Several adjuvant and first line phase III trials to start in Q4 '02 to increase use in earlier treatments++
- Peak sales expectations: over CHF 1.5 billion

\+ metastatic breast cancer
++ colon, rectum, stomach, esophagus and pancreas

Pegasys
Early and predictable efficacy

Roche

- 11 million hepatitis C virus patients in key markets: US, EU, J (170 million worldwide)
- Efficacious new treatment options drive market growth
- Total market is expected to double by 2006 to CHF ~ 4 billion*
- Pegasys
  - monotherapy filing in US on track
  - approved in EU for mono- and combination therapy
  - fast track approval granted by FDA for combination therapy in US with expected approval in Q4 '02
- Copegus
  - approved in EU, on track in US
- Expected peak sales: up to CHF 1.5 billion

* including ribavirin

Fuzeon (T-20)

Breakthrough against resistance

Roche


first line
second line
third line & salvage

treatment experienced patients

- Innovative mechanism of action
- Targeting 3rd line treatment
- Excellent results in phase III clinical trials
- Fast track review obtained in US, expected in EU
- Expected launch Q1 ‘03
- Investment decision taken to adjust supply to additional demand
- Expected peak sales up to CHF 1 billion

CellCept



Becomes a cornerstone of transplant therapy


sales
600
500
400
300
200
100
0
CHF m
+ 13 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- The most prescribed branded transplantation drug in the US
- Over 60 % of kidney and 40 % of heart transplant patients are treated with CellCept
- Expected peak sales: more than CHF 1.5 billion

Roche

NeoRecormon

Growing in all anemia indications



sales
CHF m
500
400
300
200
100
0
+ 29 %‡
H1 '99
H1 '00
H1 '01
H1'02
‡ local growth

- Once-weekly dosing
  - approved in renal anaemia in 2001
  - filed in oncology in EU in June '02 (approval expected Q4 '02)
- Ongoing clinical development in radiotherapy (data expected in Q4 '02)
- Interim analysis study suggest benefits of early anaemia correction*
- Safety issue with competitor's compound likely to increase sales
- Increased peak sales: above CHF 1.2 billion

* in patients with chronic renal insufficiency (June 2002), CREATE study

Roche R&D pipeline today


Roche

Total of 48 NME's including 3 NME's which Genentech will commercialize alone

- R944 HIV
- R1067 depression
- R1204 depression/anxiety
- R1295 asthma
- R1437 benign prostatic hyperplasia
- R1438 type 2 diabetes
- R1439 type 2 diabetes
- R1440 type 2 diabetes
- R1453 solid tumors
- R1456 emphysema
- R1491 solid tumors
- R1516 anaemia treatment
- R1495 HIV
- antifungal (B)
- antifungal (B)
- antitumor (G)

- R701 overactive bladder
- R1124 emesis
- R1164 osteoporosis
- R1487 rheumatoid arthritis
- R1065 obesity
- R1270 HCV
- R1273 solid tumors
- antibiotic (B)
- acute coronary syndrome (G)
- macular degeneration (G)

- R411 asthma
- R440 (CCI) solid tumors
- R450 (alpha 1 agonist) stress incontinence
- R483 (insulin sensitizer) type 2 diabetes
- R667 emphysema
- R673 (NK1) depression/anxiety
- R744 (next generation anaemia treatment)
- R724 (T-1249) HIV
- R1461 HPV
- R1524 renal transplant
- psoriasis (B)
- eczema (B)
- inflamm. bowel disease (G)
- cardiovascular disease (S)

- R420 (Pegasys) HCV
- R484 (Bonviva) osteoporosis
- R698 (T-20) HIV
- R1415 (Tarceva) oncology
- R1471 (pegylated Filgrastim) oncology
- Avastin (oncology) (G)
- Xanelim (G)
- Xolair (G)

Legend:
- Roche
- collaborations
- opt-in opportunities
  - Basilea (B)
  - Genentech (G)
  - Speedel (S)
- participation only through Genentech

Roche pipeline status on June 30, 2002


Roche

Pharmaceuticals Division
Outlook 2002

- Mid-single digit sales growth expected in 2002 (Chugai to add 4 % points in 2002)
- Further improvement in operating profit and EBITDA margin is most likely in 2002 (compared to 2001)
- Strengthening product portfolio
- Japan presence strengthened through Chugai
- Operating profit margin: improvement towards 25 % in the next 3 years


Roche


Roche

Diagnostics Division

Heino von Prondzynski

Head of Roche Diagnostics


Roche

performance

Roche continues double digit growth


Roche

market share[1] H1 '02
sales growth[2] H1 '02
Roche
Abbott
J&J
Bayer
Beckman Coulter
Dade Behring
market growth
18 %
12 %
11 %
8 %
7 %
6 %
12 %
2 %
16 %
6 %
5 %
2 %
6 %
0%
5%
10%
15%
20%

company reports, Roche analysis, Boston Biomedical Consultants

[1] excludes Applied Science
[2] in local currencies

Strong growth in high margin areas
Sales by business area

Roche
margins
L
H
+ 12 %
3,621
in local currencies
CHF m
3,374
2,969
+ 15 %
+ 23 %
+ 10 %
+ 9 %
+ 8 %
H1/00
H1/01
H1/02


Roche

Strong growth in major markets

total sales H1 '02
CHF 3,621 m

	% sales	*(local growth)*
Europe*	42 %	*(12 %)*
Japan	5 %	*(23 %)*
Asia-Pacific	5 %	*(22 %)*
Latin America	3 %	*(1 %)*
Iberia	5 %	*(9 %)*
others	4 %	*(10 %)*
North America	36 %	*(12 %)*

	relative market position		
	US	**Europe**	**Japan**
1	Roche	Roche	Abbott
2	Abbott	Abbott	Roche
3	J & J	J & J	Bayer

- #1 in key markets (Europe, US)
- rapidly gaining share in Japan (23 % growth vs. 3 % market)

* Europe, Middle East and Africa (excl. Iberia)

Continued profit improvement


Roche

operating profit CHF m





+13 %
561
498
438
14.8
14.8
15.5
as % of sales
H1 '00
H1 '01
H1 '02

EBITDA



+6 %
982
930
831
28.0
27.6
27.1
as % of sales
H1 '00
H1 '01
H1 '02

Reducing complexity through consolidation of platform technologies & reagent lines

- decreased capex
- reduced maintenance costs

Focusing on high value solutions

- high margin business areas
- creating new markets with high value tests
- selling services

→ ***Paradigm shift to health information***

Expanding intellectual property to secure markets and margins

Products behind strong sales growth


Roche






market segment	product group	H1 '01 (CHF m)	H1 '02 (CHF m)	% growth local
Diabetes	AccuChek	1,121	1,235	15
Molecular Diagnostics	AMPLICOR	394	425	12
	AmpliScreen	30	69	144
Centr. Diag / Clin. Chem.	Hitachi / Integra	697	683	
Immunology	Elecsys/Core	297	327	15
Hematology	Sysmex	49	59	24
Coagulation monitoring	CoaguChek	48	63	35
Bloodgas / Electrolytes	OMNI	87	94	13
Applied Science	LightCycler, RTS	281	295	10






Update on Igen

Roche

- Appeal process ongoing
- Roche confirms settlement discussions
- Roche continues commercialization
  (e.g. Premier / Novation)


Roche

drivers

Driving double-digit growth

Through innovative products and businesses


Roche
industry growth
current
platforms
&
reagents
Roche R&D
alliances
ventures
additional
revenues
expected
revenues

Roche

Blood screening

Driving growth in Molecular Diagnostics



CHF m
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002*
2006*

- Market is demanding screening of blood using Nucleic Acid Amplification Technology (NAT)
- Rapid market expansion - Roche currently at 45 % market share and 144 % growth H1 '02
- Aiming to gain leading position in this new market
- First to market with new analytes
  - hepatitis B virus (HBV)
  - parvovirus B19
  - hepatitis A virus (HAV)

* forecasted sales based on internal data


Roche

Accu-Chek Compact

Focusing on ease of use

- Launched in USA and Europe 2001
- First meter with automated strip handling
- Focus on consumer, with commercials in USA
- Line extension designed to grow leadership position in integrated systems
- Expected revenues > CHF 1 billion in 2005



2004



integrated lancet & strip handling



2006



fully integrated with alternate site testing



Roche

Human Papillomavirus (HPV)

New growth opportunity


CHF m
1500
1000
500
0
test of cure
screening
triage
2002
2004
2006
2008
2010
2012

- 75 % sexually active women infected at some time
- Over 100 types of HPV, 13 high risk types
- High-risk HPV leading cause of cervical cancer (> 500,000 women p.a.)
- Pap smear cytology misses 25-80 % of pre-cancers
- HPV test + cytology > 95 % sensitivity for pre-cancers

- Purchased patents covering extensive range of HPV subtypes
- HPV PCR test planned 2004
- HPV & CT/NG key components to Roche's Womens Health strategy



Up-coming launches (12 months)

Innovative solutions in all Business Areas


Roche

Product	BA	Utility	Launch
MODULAR *ANALYTICS* SWA	CD	New combinations of Clinical Chemistry & Immunochemistry modules for all market segments	thru-out H2 '02
Cystic Fibrosis (CF) Euro Research Kit	MD	Linear array test to screen for CF, (with European mutations)	Q4 '02
OMNI S	NPT	New Bloodgas multi-analyte analyser	Q1 '03
PT's CoaguChek/ CoaguChek S	NPT	Improved test strips using human recombinant tissue factor	Q1 '03
Cyp450 Chip ASR	MD	Chip based test to genotype CYP2D6 gene	Q1 '03
ELECSYS proBNP (USA, Japan)	CD	Marker for chronic heart failure	H1 '03
ELECSYS assays	CD	Enlargement of menu - completion of tumor markers and endocrinology test panels	H1 '03
Matrixarray	AS	Automated workstation for high throughput microarray processing	Q2 '03
Light Cycler (LC) 1.3 instrument	AS	Next generation LC - ability to monitor up to 6 different detection channels simultaneously from one capillary	Q2 '03
AC Advantage III Meter	DC	Next generation Advantage meter - smaller and more efficient	Q2 '03
AC SCGM 1	DC	First generation continuous blood glucose monitoring	Q3 '03



strategic direction

Market expansion through innovation

Redefining the diagnostic market

Roche

new business models

database management e.g. Mellibase

connectivity e.g. compact, IR

services e.g. MyDoc

core IVD business

blood screening

oncology e.g.HPV

genetics/ proteomics e.g. CF

predisposition e.g. RA

treatment selection e.g. p450

treatment efficacy e.g. HCV

monitoring disease e.g.diabetes, CHF, HIV

screening

monitoring

How diagnostics could look like!


Roche

Prognostic software for simulating the medical and economic consequences of diabetes (MelliBase)

Imagine physicians could ...

... easily simulate the effects of alternative therapies

... forecast short & long-term costs for each patient

... educate patients on his/her healthcare by their "own" data

... base management decisions on the latest medical evidence available

... improve diabetes management effectiveness and cost-effectiveness



Diagnostics
Outlook 2002

Roche

- Continued double digit sales growth for 2002 and 2003, well ahead of market average
- Further improvement in operating profit, aiming at > 20 % by 2006
- Remain market leadership in North America and Europe, striving for number 1 position in Japan
- Increasing focus on growing high margin business areas
- Launch new platforms and reagents that provide demonstrable customer value
- Portfolio shift with greater emphasis on clinical connectivity and data management solutions as move to a provider of “actionable health information”

Roche


Roche

Group Financial Results

Dr. Erich Hunziker
Chief Financial Officer

Corporate Finance in the first half of 2002

Focus



- Extending the Investor Relations Team & Activities (e.g. intensified road show activities, opening New York office fall 2002)
- Support of the Vitamin de-merger (e.g. fully audited IAS accounts)
- Preparation of the Chugai integration (e.g. reporting interfaces)
- Complementing the Treasury and Financing team

Operating profit (as reported)

Strong operating performance offset by one-time special items and exchange rates


Roche

CHF m

	H1 2002	H1 2001	change CHF m	change %
sales	**14,737**	**14,469**	**+268**	**+2**
cost of sales	-4,236	-4,274	+38	-1
gross profit	**10,501**	**10,195**	**+306**	**+3**
M & D	-4,073	-4,132	+59	-1
R & D	-1,939	-1,955	+16	-1
administration	-615	-606	-9	+1
amortization	-774	-779	+5	-1
impairment	-2	-	-2	-
Pharma restructuring	-65	-669	+604	-90
major legal cases	-778	-	-778	-
other op. expenses, net	-538	-329	-209	+64
operating profit	**1,717**	**1,725**	**-8**	**-0**
as % of sales	*12*	*12*		


Roche

Net income (as reported)

Decline due to lower financial income

CHF m

	H1 2002	H1 2001	change CHF m	change %
sales	**14,737**	**14,469**	**+268**	**+2**
operating profit	**1,717**	**1,725**	**-8**	**-0**
financial income, net	520	1,472	-952	-65
profit before taxes	**2,237**	**3,197**	**-960**	**-30**
income taxes	-573	-692	+119	-17
tax rate in %	*26*	*22*		
minority interests	148	-24	+172	-
associated companies	-11	36	-47	-
net income	**1,801**	**2,517**	**-716**	**-28**
% of sales	*12*	*17*		

The adjusted result*

Improving visibility of underlying business

Roche

CHF m

	H1 '01	H1 '02
operating profit as reported in financial statements	**1,725**	**1,717**
• Discontinuing operations: *Vitamins and Fine Chemicals*	-228	-140
• Major restructuring: *Pharma 'Re-shaping for Future Growth'*	669	65
• Major legal cases: *Genentech*	-	778
operating profit on an adjusted basis	**2,166**	**2,420**

* Please find details in back-up section

The Vitamins sale or de-merger

Positive effect on margins

Roche

CHF m

	H1 2001 reported	% of sales	H1 2001 adjusted incl. Vit. & F.C.*	% of sales	H1 2001 adjusted excl. Vit. & F.C.*	% of sales
sales	**14,469**		**14,469**		**12,735**	
gross profit	**10,195**	70.5	**10,195**	70.5	**9,629**	75.6
operating profit	**1,725**	11.9	**2,394**	16.5	**2,166**	17.0
EBITDA	**3,399**	23.5	**3,864**	26.7	**3,532**	27.7

* Fine Chemicals

The Vitamins sale or de-merger

Positive effect on operating profit growth

Roche

CHF m

operating profit
(adjusted)

	including. Vitamins & F.C.*		**Vitamins & F.C.* as discontinuing operations**	
	H1 '00	H1 '01	H1 '01	H1 '02
	2,377	2,394	2,166	**2,420**

CHF +12 %

* Fine Chemicals

Strong increase in operating profit (adjusted)

Despite difficult currency environment

Roche

CHF m

	H1 2002	H1 2001	change in CHF	change in local
sales	**13,107**	**12,735**	**+3 %**	**+7 %**
cost of sales	-3,125	-3,104	+1 %	
M & D	-3,862	-3,923	-2 %	
R & D	-1,880	-1,893	-1 %	
administration	-563	-556	+1 %	
amortization	-764	-779	-2 %	
impairment	-2	0	--	
other op. exp., net	-491	-312	+57 %	
operating profit	**2,420**	**2,166**	**+12 %**	**+19 %**

Net income (adjusted)

Improved operating result, lower financial income, higher taxes


Roche

CHF m

	H1 2002	H1 2001	change CHF m	change %
sales	**13,107**	**12,735**	**+372**	**+3**
operating profit	**2,420**	**2,166**	**+254**	**+12**
financial income, net	612	1,506	-894	-59
profit before taxes	**3,032**	**3,672**	**-640**	**-17**
income taxes	-890	-840	-50	+6
tax rate in %	*29*	*23*		
minority interests	-47	-29	-18	+62
associated companies	-11	40	-51	-
net income	**2,084**	**2,843**	**-759**	**-27**
% of sales	*16*	*22*		

Significantly lower equity income

Difficult market environment has a strong impact



Roche
CHF m
2'500
2'000
1'500
1'000
500
0
-500
-1'000
LabCorp
net equity income
interest inc
interest expense
net fx
net fx
net equity inc
interest inc
interest expense
LabCorp
net equity inc
interest inc
interest expense
H1 '01
H2 '01
H1 '02

	H1 '01	H2 '01	H1 '02
net financial inc (exp)	**1,472**	**43**	**520**

Asset allocation


Roche

total CHF 19.5 billion
by end of June 2002


cash
12 %
bonds
20 %
money
market
39 %
shares
29 %

- Financial instruments in balance sheet at market value
- More than 70 % in cash, money market and bonds
- Further actions on how to proceed will depend on market environment



Cash flow
Strong EBITDA and one-time special items
Roche
CHF billion
24.5
other 0.8
EBITDA- (adj.) 3.8
other -1.2
PPE/IA1 -0.9
taxes -0.8
Vit. case & IGEN -2.6
free cash flow -0.9
div. -1.1
lt debt -1.7
other -0.5
CTA2 & other -0.8
19.5
cash and marketable securities 31.12.2001
cash flows from operating and finance activities and divestments
cash flows from acquisitions and financing
non-cash items
cash and marketable securities 30.06.2002
1 property, plant and equipment; intangible assets
2 currency translation adjustments

Equity

Decline due to overall weakness of financial markets



Roche
CHF m
28,973
-1,101
dividends
1,801
net income
22
movements own equity instruments
-1,710
changes in fair value reserves, net
-921
currency translation losses
27,064
equity
- 7 %
31 Dec '01
30 June '02

Balance sheet

Solid financing, increased equity ratio



Roche
CHF billion
75.3
66.6
cash and marketable securities
24.5
33 %
19.5
29 %
other current assets
14.3
19 %
13.8
21 %
long-term assets
36.4
48 %
33.2
50 %
31.12.01
31.03.02
assets
75.3
66.6
current liabilities
15.6
21 %
12.7
19 %
long-term liabilities
25.8
34 %
23.1
35 %
equity & minorities
33.9
45 %
30.8
46 %
31.12.01
30.06.02
equity, minorities & liabilities

Chugai: Quantum leap in the Japanese market and adding value to Roche


Roche

	additional contribution to Roche* CHF
prescription sales	+ 2.5 billion +
additional amortization	+ 100 million
operating profit	+ 300 million

- Consolidation in Roche accounts from acquisition date onwards (1st October 2002)
- Will add approximately 2 % points on sales growth in 2002

* current estimates

+ at an exchange rate of ¥ 100 = CHF 1.30

Accounting for Chugai alliance


Roche

Different approaches between Chugai and Roche

Chugai (Japanese GAAP)
- Pooling-of-interest method
- All net assets remain at book value


net assets post-deal
(Roche: before minority interest)
Nippon Roche part
Old Chugai part (ex Gen-Probe)
100 %
book value
book value
100 %
book value
100 %
fair value
50.1 %
book value
49.9 %
New Chugai as reported externally by Chugai
New Chugai as reported externally by Roche

Roche (IAS)
- In accounting terms transaction is treated as an acquisition
- Purchase accounting for Old Chugai part (ex Gen-Probe)
- Fair value adjustments on assets and liabilities (e.g. inventories, PP&E, intangible assets, pensions); residual = goodwill
- Nippon Roche is already consolidated in Roche accounts; no fair value adjustments
- New Chugai will be fully consolidated with separate presentation of minority interests (49.9 %) in balance sheet and income statement
- Additional amortization charge CHF 100 m p.a. (current estimate)

Outlook

On course for continued growth


Roche

- Mid- to high single-digit sales growth for Group as a whole (excluding Chugai)
- Consolidation of Chugai from 1 October
- Slight improvement in operating profit and EBITDA margins
- Net financial income roughly level with half-year figure

- Double-digit sales growth for 2003 both in Pharmaceuticals Division (new products + Chugai) and in Diagnostics Division
- Improved operating profit margins: Group > 20 % in medium term; Pharma approaching 25 % in 3 years; Diagnostics slightly better than 20 % by 2006

Barring unforeseen events

Roche half year 2002
Result presentation, New York


Roche

8.00	**Presentation by management**	Ballroom E
10.00	**Coffee**	Conference level
10.30	**Breakout sessions**	
	- **Strategy and Finance** with Franz Humer and Erich Hunziker	Carnegie Hall
	- **Pharmaceuticals** with Bill Burns and George Abercrombie	Broadway
	- **Diagnostics** with Heino von Prondzynski and Martin Madaus	Juilliard
11.30	**Close**	


Roche

Appendix

Overview divisional results (adjusted)

First half-year 2002 and 2001


Roche

	divisional sales to third parties	EBITDA	EBITDA as % of sales	operating profit	operating profit as % of sales
2002					
Pharmaceuticals	9,486	2,942	31.0	1,994	21.0
of which					
total Prescription	8,697	2,779	32.0	1,854	21.3
- Roche Prescription	7,114	2,177	30.6	1,684	23.7
- Genentech Prescription	1,583	602	38.0	170	10.7
Roche OTC	789	163	20.7	140	17.7
Diagnostics	3,621	982	27.1	561	15.5
other	-	-134	-	-135	-
group total	**13,107**	**3,790**	**28.9**	**2,420**	**18.5**
2001					
Pharmaceuticals	9,361	2,715	29.0	1,783	19.0
of which					
total Prescription	8,527	2,559	30.0	1,661	19.5
- Roche Prescription	7,199	2,116	29.4	1,632	22.7
- Genentech Prescription	1,328	443	33.4	29	2.2
Roche OTC	834	156	18.7	122	14.6
Diagnostics	3,374	930	27.6	498	14.8
other	-	-113	-	-115	-
group total	**12,735**	**3,532**	**27.7**	**2,166**	**17.0**

Group operating result
Reconciliation adjusted


Roche

H1 2001	including Vit. & F.C.* H1 '01	Vitamins and F. C.*	reclassif. sales to Vit. & F.C.*	excluding Vit. & F.C.* H1 '01
sales	**14,469**	**1,819**	**-85**	**12,735**
cost of sales	-4,274	-1,253	85	-3,106
gross profit	**10,195**	**566**	**-**	**9,629**
M&D	-4,132	-209	-	-3,923
R&D	-1,955	-62	-	-1,893
administration	-606	-50	-	-556
amortization of intangible assets	-779	-	-	-779
impairment of long-term assets	-	-	-	-
other operating income (expense), net	-329	-17	-	-312
operating profit	**2,394**	**228**	**-**	**2,166**
depreciation	691	104	-	587
amortization of intangible assets	779	-	-	779
impairment of long-term assets	-	-	-	-
EBITDA	**3,864**	**332**	**-**	**3,532**

* Fine Chemicals

Group operating result 2001

Reconciliation adjusted


Roche

full year 2001	including Vit. & F.C.* 2001	Vitamins and F. C.*	reclassif. sales to Vit. & F.C.*	excluding Vit. & F.C.* 2001
sales	**29,163**	**3,540**	**-138**	**25,761**
cost of sales	-8,339	-2,466	138	-6,011
gross profit	**20,824**	**1,074**	**-**	**19,750**
M&D	-8,452	-429	-	-8,023
R&D	-3,893	-122	-	-3,771
administration	-1,219	-101	-	-1,118
amortization of intangible assets	-1,553	-20	-	-1,533
impairment of long-term assets	-18	-3	-	-15
other operating income (expense), net	-905	-53	-	-852
operating profit	**4,784**	**346**	**-**	**4,438**
depreciation	1,433	208	-	1,225
amortization of intangible assets	1,553	20	-	1,533
impairment of long-term assets	18	3	-	15
EBITDA	**7,788**	**577**	**-**	**7,211**

* Fine Chemicals

Group results first half 2001 and 2001

Roche

Reconciliation adjusted

		including Vit. & F.C.*	Vitamins and F.C.*	excluding Vit. & F.C.*
H1 '01	**operating profit**	**2,394**	**228**	**2,166**
	financial income (expense), net	1,472	-34	1,506
	profit before taxes	**3,866**	**194**	**3,672**
	income taxes	-890	-50	-840
	profit after taxes	**2,976**	**144**	**2,832**
	income applicable to minority interests	-24	5	-29
	share of result of associated companies	36	-4	40
	net income	**2,988**	**145**	**2,843**
2001	**operating profit**	**4,784**	**346**	**4,438**
	financial income (expense), net	1,515	-90	1,605
	profit before taxes	**6,299**	**256**	**6,043**
	income taxes	-1,473	-67	-1,406
	profit after taxes	**4,826**	**189**	**4,637**
	income applicable to minority interests	-34	-4	-30
	share of result of associated companies	7	-18	25
	net income	**4,799**	**167**	**4,632**

* Fine Chemicals

Total Prescription sales in last 4 quarters

(adjusted)

Roche

Roche Prescription	3,412	8 %	3,723	9 %	3,600	5 %	3,514	2 %
Genentech Prescription	746	36 %	792	38 %	780	23 %	803	25 %
total Prescription	4,158	12 %	4,515	14 %	4,380	7 %	4,317	5 %

* growth in local currencies from the same period in 2001

Sales first half 2002 (vs. 2001)

Top 20 prescription products

Roche

	total		US		non-US	
	CHF m	% local	CHF m	% local	CHF m	% local
MabThera/Rituxan	1,094	54	842	45	252	94
Rocephin	913	6	555	16	358	-5
Roaccutane	569	-3	384	-4	185	-2
CellCept	558	13	304	4	254	26
Herceptin	469	38	267	11	202	102
NeoRecormon	442	29	0	-	442	29
Xenical	409	-18	109	-26	300	-16
Nutropin/Protropin	241	21	235	21	6	14
Kytril	215	-9	103	-25	112	12
Xeloda	213	113	127	103	86	131
Cymevene/Valcyte	165	16	117	18	48	10
Pulmozyme	161	9	99	15	62	1
Dilatrend	160	22	0	-	160	22
Viracept	156	-27	0	-	156	-27
Activase/TNKase	154	-17	139	-17	15	-13
Torem	132	21	81	21	51	22
Lexotan	127	-4	0	-	127	-4
Furtulon	123	-5	0	-	123	-5
Madopar	120	3	0	-	120	3
Inhibace/Inh +	115	-4	0	-	115	-4

Local sales growth Jan to Jun 2002 vs. 2001

Prescription products

Roche



-18 % Xenical -96 399 MabThera/Rituxan* +54 %
-27 % Viracept -60 134 Herceptin* +38 %
-49 % Aulin -45 118 Xeloda +113 %
-26 % Neupogen -41 103 NeoRecormon +29 %
-17 % Activ/TNKase* -32 66 CellCept +13 %
-22 % Rocaltrol -29 58 Rocephin +6 %
-9 % Kytril -24 43 Nutropin/Protropin* +21 %
-50 % Lariam -24 30 Dilatrend +22 %
-3 % Roaccutane -21 29 Tamiflu +86 %
-16 % Roferon-A -18 24 Torem +21 %
- 17 %
+ 29 %

** CHF m at constant fx

* Roche and Genentech combined

Total Prescription* sales by region first half 2002

Further strengthening of US sales



Latin America - 8 %
Japan + 13 %
others + 5 %
Western Europe + 4 %
North America + 11 %
9 %
5 %
8 %
34 %
44 %

all growth rates in local currencies

* Roche and Genentech combined

Total Prescription* sales by therapy area in first half 2002

Further strengthening of oncology

Roche



other -9 %
CNS -1 %
infectious disease and virology +0 %
metabolic disorders -9 %
dermatology -3 %
oncology +31 %
inflammation / autoimmune +9 %
cardiovascular +1 %
2%
8%
19%
10%
8%
27%
17%
9%

all growth figures are in local currencies

* Roche and Genentech combined

Pharma reshaping for future growth

Pay-back accelerated to one year


Roche

annual cost savings versus 2000

(~CHF 700 m p.a. from 2002)




CHF m
1'000
500
0
600
700
700
2001
2002
2003
(and going forward)

- ~ 3,000 employees licensed world wide
- Restructuring costs were more than compensated by cost savings
- Streamlined our research facilities without turning down projects

Virology franchise

Two major launches upcoming



sales
Pegasys
Tamiflu
Viracept
Inivirase / Fortovase
Hivid
0
50
100
150
200
250
H1 '01
H1 '02
CHF m
sales growth - 3 %‡
New products
Pegasys
Fuzeon

‡ local growth

- Roche, the first company to launch a protease inhibitor (Invirase, 1995)
- Roche, the first company to launch a fusion inhibitor (Fuzeon (T-20), expected launch Q1 '03)
- Roche retains a strong commitment to virology
- Virology: A driver for the future

Transplantation franchise

Growing within a CHF 4 billion market





Roche
sales
CellCept
Zenapax
Valcyte /
Cymevene
0
100
200
300
400
500
600
H1 '01
H1 '02
CHF m
sales
growth
+ 14 %‡

‡ local growth

- Median survival of transplanted patients is increasing: > 15 years for renal patients
- Long-term toxicities limit therapy of older drugs
- CellCept and Zenapax are complementary and the basis of the low toxicity regimens
- Valcyte significantly addresses the treatment of associated CMV* retinitis

* Cytomegalovirus

OTC highlights first half 2001


Roche

- Roche Consumer Health's non prescription (OTC) sales of CHF 789 million (-2%) in local currency and down -5 % in CHF.
  - due to two reasons
    - ➢ joint venture with Bayer, sales -14 %*
    - ➢ Argentina, sales were -61 %*

    rest of the world +4 %* growth, but could not offset these two markets.
- Continued improvement of profitability
  - operating profits CHF 140 million, + 15 %

* local growth

R&D pipeline overview[1)]

By therapy area

Roche

Research


vascular
21
8
9
7
24
25
42

136 projects

Development


cardiovascular
3
3
4
1
8
18
4
4
11
15

76 projects[2)] including 35 NMEs*

* new molecular entities prior to regulatory approval

1) as of June 30, 2002

2) includes post-NDA and global phase 4 programs

Accessing innovation externally

*Over 600 opportunities analyzed since beginning 2002**


Roche
activities
stage
output
decision points
establishing strategic focus
tracking innovations
identifying opportunities
selecting partners
creating ceals
integrating partners
measuring partnerships
measuring value
WANT
FIND
GET
MANAGE
613
product opportunities
60
opportunities
assessed in detail
18 proposals
presented
to BDC
16 projects
sanctioned
New Deals
9 deals
in progress
completed
sanction
final
approval
continue

65 people in pharma plus 15 in diagnostics active in in-licensing

*product deals only

NDA filing dates

2002 - 2006

Roche

2002	2003	2004	2005	2006	
Bonviva* osteoporosis	**Xenical** paediatric obesity	**Tarceva** NSCLC	**R450** urinary stress incontinence	**R440** solid tumours	**levovirin** HCV
Pegasys** HCV comb. US	**Xenical** hyperlipidemia J	**R744** renal anaemia	**R744** cancer anaemia	**R673** depression	**R1273** solid tumours
T-20 HIV/AIDS	**NeoRecormon** pre-filled syringe, EU	**Xeloda** adj. colon cancer	**R483** type 2 diabetes	**R724** HIV/AIDS	**R944** HIV/AIDS
Valcyte prev. CMV in SOT	**NeoRecormon** radiotherapy EU	**Carvedilol** new formul. CHF EU	**R1124** emesis	**R212** obesity	
NeoRecormon needle-free inject. system, EU	**Carvedilol** new formul. hypert. EU	**Pegasys** HBV		**MabThera** 1st line indolent NHL	
Bondronat met. bone dis. EU		**Bonviva** osteoporosis suppl. filing		**MabThera** rheumatoid arthritis	

* filed on June 28 (EU), July 16 (US)
** filed on June 3

Tarceva

Roche

H1 2002

- Phase III 1st line NSCLC studies recruiting well and to plan
- Phase III refractory NSCLC on track
- Early phase clinical work progressing in colon, breast and ovarian

Outlook

- NSCLC (1st line) phase III $\Rightarrow$ completion of enrollment
- Pancreatic cancer phase III $\Rightarrow$ completion of enrollment
- Further studies in other tumor types

Pegasys
Regulatory update

Roche

- Pegasys
  - monotherapy approved in over than 40 countries including Switzerland, Argentina, Russia, Brazil, Mexico
  - Pegasys granted marketing authorization by the European Commission (June 21, 2002)
  - the US FDA granted a six-month Priority Review Status to the Biologics License Application and the New Drug Application for Roche's combination therapy of Pegasys and Copegus (July 15)
  - monotherapy filing in Japan Q4 2002
- Copegus
  - filed and under regulatory evaluation in EU
  - filed in US as part of Pegasys + RBV dossier

Roche

Pegasys
Clinical update

- PEGASYS in combination with Roche ribavirin shows an overall SVR of 56 %; in patients with an early viral response (99 % drop in virus load at week 12), the SVR was 65 %
- PEGASYS + ribavirin therapy shows a statistically significant improvement vs. conventional interferon + ribavirin therapy in patients with genotype 1 and non-genotype 1 disease (46 % vs. 37 %, $p < 0.016$ and 76 % vs. 61 %, $p < 0.008$ respectively)
- 99 % of patients (180/181) are still virus-free at 1 - 3 years follow-up after completion of PEGASYS combination therapy

Fried et al., DDW. 2001, Abstract
Swain M, et al. AASLD, 2001, Abstract
Ferenci et al., AASLD, 2001, Abstract

Fuzeon (T-20)
Clinical update

Roche

- Phase III pivotal studies completed
- 1000 pre-treated patients
- Pediatric program ongoing
- Open-label safety study initiated January 2002
- Manufacturing plant constructed and commissioning
- Phase III pivotal clinical studies results released
- Fast-track designation granted by the FDA
- File NDA in H2 2002

Kytril


Roche


sales
300
250
200
150
100
50
0
CHF m
- 9 %‡
H1 '01
H1 '02

‡ local growth

- Kytril monthly unit sales continue to grow through January-June 2002
- Quarterly sales continue to grow from Q3 '01 trough, as Kytril begins to regain 5HT3 market share
- All major markets, except France, have quarterly market share growth from Q4 '01
- PONV*
  - US approval expected Q4 '02
- Kytril sales and market share growth are expected to continue, as re-positioning and new promotional messages grow utilization and steal share from ondansetron

* post operative nausea vomiting

Rocephin

Roche


sales
CHF m
1000
900
800
700
600
500
400
300
200
100
0
+ 6 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- Very strong US sales performance +16 %
  - respiratory season
  - new NCCLS* breakpoints
- France performing well in an aggressive generic environment (+5.8%),
  - temporary withdrawal of one generic for quality reasons

* NCCLS: national committee of clinical laboratory standards

Roaccutane


Roche


sales
CHF m
700
600
500
400
300
200
100
0
- 3 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- No generic entry in US market (August '02)
- Successful implementation of SMART program in the US
- Pregnancy Prevention Program in the EU recognized as a valuable safety initiative (CPMP harmonization request)

Outlook H2 '02

- Submission of proposed "harmonized" product information to CPMP by September 13, 2002
- Multiple generics could enter in the US by year end

Dilatrend


Roche


sales
CHF m
180
160
140
120
100
80
60
40
20
0
+ 22 %‡
H1 '99
H1 '00
H1 '01
H1 '02
‡ local growth

- New severe chronic heart failure indication granted in several key markets, such as Germany, France, Spain, Australia+
- Roche Diagnostics: Launch of the NT pro BNP marker for the diagnosis and better treatment of chronic heart failure patients
- Ongoing clinical trial program
  - CARMEN results presented at the ESC in September 2002
  - COMET results expected in 2003
- Continued double-digit growth expected

\+ based on COPERNICUS results

Bonviva

Roche

H1 2002

- Initial NDA filed in US and EU
  - establish core indications, efficacy and safety profile
- Start new development program to support novel, user friendly oral and intravenous regimens captilizing on the benefits of a drug-free interval opportunity
- Presentation of phase III oral fracture data at World Congress of Osteoporosis, Lisbon in May

Outlook

- NDA of new program 2004

Expectations for 2002

Clinical newsflow

Roche

- Carvedilol
  - Carmen study: ESC, Berlin in September; AHA, Chicago in November
- Avastin phase III, relapsed breast cancer, Q3 '02
- NeoRecormon
  - Once weekly and once fortnightly dosing vs. 2-3x/week in peritoneal dialysis patients (CAPD)
- Xenical
  - XENDOS study, Q3 '02
- Fuzeon (T-20)
  - Phase III results, ICAAC, San Diego in September

Achieved & expected in 2002


Roche

Product launches

	achieved in H1 2002	expected in H2 2002
CellCept		other organ transplant (heart, liver, lung) (J)
Copegus		in combination with interferon-α for hepatitis C (EU)
Kytril		post-operative nausea and vomiting (US)
MabThera	aggressive NHL (EU)	
NeoRecormon		once weekly in oncology (EU)
Pegasys		in chronic hepatitis C mono- and combination therapy (EU, US)
Tamiflu		treatment of influenza A & B in children and adults (EU)
Valcyte	treatment of CMV dis. in AIDS (EU)	
Xeloda	in combination with Taxotere in metastatic breast cancer (EU)	third line monotherapy in metastatic breast cancer (J) (Q1 2003)

Roche

Achieved & expected in 2002

NDA filings

	achieved in H1 2002	expected in H2 2002
Bondronat		metastatic bone disease in breast cancer (EU)
Bonviva	prev/trmt of osteoporosis (EU)	prev/trmt of osteoporosis (US)
Copegus	combination with interferon-α and PEGASYS in hepatitis C (EU, US)	
NeoRecormon	once weekly in oncology (EU)	needle free injection (EU)
Pegasys	combination with ribavirin HCV (US)	hepatitis C monotherapy (J)
Fuzeon (T-20)		treatment of HIV/AIDS (EU, US)
Valcyte		treatment of CMV retinitis in solid organ transplantation (EU, US)
Xenical		prevention of type II diabetes (US,EU)

Roche

Business development deals

Signed in first half-year 2002

date	company	type of deal	product	phase
January 13	deNovo	research technology collaboration		
January 29	deCode	drug discovery collaboration		
February 13	Vernalis	license to Diabetes program		
March 17	BioXell	license for BPH program		
March 27	Axovan	license for ET-A antagonist		
April 24	Maybridge	research technology collaboration		
April 29	Evotec	research technology collaboration		
May 2	Syrrx	research technology collaboration		
May 10	Amgen	license to Filgrastim & Pegfilgrastim		
May 30	BioFocus	research technology collaboration		
June 6	Genmab	research technology collaboration		

16 deals signed in the first half of 2002